Exhibit 99.1

DATED                       2004

AMENDED & RESTATED

SHARE PURCHASE AGREEMENT

PROJECT SILVER

NICHOLSON GRAHAM & JONES

110 CANNON STREET LONDON EC4N 6AR

TEL: 020 7648 9000

FAX: 020 7648 9001

REF: OEW\E327-68

CONTENTS

Clause

1.	DEFINITIONS AND INTERPRETATION

2.	CONDITIONS

3.	SALE OF SHARES

4.	CONSIDERATION

5.	CONDUCT OF THE COMPANY AND THE PURCHASER PRIOR TO COMPLETION

6.	COMPLETION

7.	FIRST EUROPEAN APPROVAL

8.	SECOND EUROPEAN APPROVAL

9.	FIRST AMERICAN APPROVAL

10.	SECOND AMERICAN APPROVAL

11.	WARRANTIES

12.	POST-COMPLETION OBLIGATIONS OF VIDA AND THE VENDOR WARRANTOR

13.	OBLIGATIONS OF THE PURCHASER

14.	POST-COMPLETION OBLIGATIONS OF THE PURCHASER GROUP

15.	CONFIDENTIAL INFORMATION

16.	ANNOUNCEMENTS

17.	COSTS

18.	NOTICES

19.	FURTHER ASSURANCE

20.	COUNTERPARTS

21.	WHOLE AGREEMENT AND VARIATION

22.	WAIVER

23.	EFFECT OF TERMINATION

24.	EFFECT OF COMPLETION

THIS AGREEMENT is made on	2004

BETWEEN:

(1)                                  THE PERSONS whose names and addresses are set out in Column 1 of Part A of Schedule 1 (the “Vendors”);

(2)                                  VIDA CAPITAL PARTNERS LIMITED (registered in England and Wales under number 4424270) whose registered office is at Manor Farm, Main Street, Hotham, York YO43 4UD (“Vida”); and

(3)                                  AMARIN CORPORATION PLC (registered in England and Wales under number 2353920) whose registered office is at 7 Curzon Street, London, W1J 5HG and any successor or transferee in interest thereto (the “Purchaser”).

WHEREAS:

The Purchaser has agreed to purchase and the Vendors and Vida have agreed to sell the entire issued share capital of the Company on the terms and conditions set out in this Agreement.

NOW IT IS AGREED as follows:

1.                                       DEFINITIONS AND INTERPRETATION

1.1                                 In this Agreement, unless the context requires otherwise:

“Accounting Date” means 31 March 2004;

“Act” means the Companies Act 1985 as amended by the Companies Act 1989;

“ADSs” means the Purchaser’s American Depositary Shares each of which currently represents one Ordinary Share;

“Affiliate” shall have the meaning set forth in Rule 405 under the Securities Act;

“American Date” means the date which is 120 days after the grant of Regulatory Approval;

“Approval” means the grant of all necessary written governmental and regulatory approvals from relevant Regulatory Authority/ies which would permit the commencement of the marketing of a Product in the relevant country or countries to which such approval relates (“Regulatory Approval”), provided that in respect of the EU, Approval shall be deemed to not have been granted until pricing approval has been received in one of the following countries, namely United Kingdom, Germany, France, Spain and the Netherlands (“Pricing Approval”);

“Associate” has the meaning given to that expression in section 435 of the Insolvency Act 1986;

“Back Stop Date” has the meaning given to that expression in Clause 2.3;

“Belsay” means Belsay Limited of 1st floor, 28 Victoria Street, Douglas, Isle of Man IM1 2LE;

“Beneficial Owner” shall have the meaning set forth in Rule 13d-3 of the Exchange Act;

“Business Day” means a day which is not a Saturday or Sunday or a bank or public holiday in England or Scotland;

“Clinical Agreement” means a clinical research organisation agreement, investigation agreement, clinical trial agreement or other similar agreement;

“Commission” means the United States Securities and Exchange Commission;

“Company” means Laxdale Limited, brief details of which are set out in Schedule 2;

“Company Accounts” means the financial statements of the Company as at, and for the accounting year ended on, the Accounting Date (including the balance sheet, profit and loss account, statement of source and application of funds, statement of total recognised gains and all notes) together with the directors’ report and the auditors’ report, a copy of which is attached to the Disclosure Letter;

“Company Intellectual Property” means (i) any and all Company Patents, Know-how (including without being limited to any and all Know-how in and to or contained in any Orphan Drug Designation or Regulatory Dossier owned by or applied for by the Company), (ii) Improvements, and (iii) any and all other Intellectual Property used by owned by or applied for in the name of the Company; in each case as at the date of this Agreement;

“Company Patents” means the Patents owned by or licensed to the Company in each case as at the date of this Agreement as set out in the Vendor Disclosure Letter;

“Company Shares” means 4,000,000 fully paid shares of £1 each in the capital of the Company comprising the whole of the issued share capital of the Company; and “Company Share” means any of them;

“Completion” means completion of the sale and purchase of the Company Shares in accordance with Clause 6;

“Completion Date” has the meaning given to that expression in Clause 6.1;

“Conditions” means the conditions set out in Clause 2;

“Confidential Information” means all confidential information, including information that is the subject of confidentiality agreements used in or otherwise relating to the Company or its business or affairs including (without limitation) Know-how, names and lists and other details of customers/clients, sales targets, sales statistics, market share statistics, market research surveys and reports, information relating to future business development or planning, future projects, commercial relationships, and information relating to litigation or legal advice;

“Consideration” means the Initial Consideration and the Further Consideration;

“Consideration Shares” means Ordinary Shares as will be represented by ADSs to be registered with the Commission in accordance with this Agreement (with each ADS representing one Ordinary Share on a share for share basis) credited as fully paid and ranking pari passu in all respects with the existing Ordinary Shares save that the Consideration Shares shall not rank for any dividend declared or payable prior to the date of allotment;

“Consultancy Agreement” means the consultancy agreement between the Purchaser and Sherri Margaret Clarkson in the agreed form;

“Deed of Restrictive Covenant” means the deed of restrictive covenant between the Purchaser and Sherri Margaret Clarkson in the agreed form;

“EMEA” means the European Agency for the Evaluation of Medicinal Products;

“Encumbrance” includes (without limitation) any mortgage, charge, pledge, hypothecation, lien and security interest of whatsoever nature (including, without limitation, any imposed by law) and any proprietary interest or equity of any person including (without limitation) any title retention, option or right of pre-emption;

“Environmental Laws” means all applicable laws, regulations, codes of practice and other similar controls and advice made or issued by national or local government or by any other regulatory body, and with all regulations and directives made by the legislative organs of the European Economic Community, the European Community and the European Union, relating to the protection of the environment (including (without limitation) the prevention of pollution of any land, water or air due to the release, escape or other emission of any substance (including without limitation) radioactive substances) or the production, transportation, storage, treatment, recycling or disposal of waste or the making of noise) that are now in existence and, where relevant, enforceable;

“Escrow Agreement” means the escrow agreement among the Purchaser and the Vendor Warrantor, inter alia, in the agreed form;

“Escrow Fund Value” shall have the meaning given to that term in the Escrow Agreement;

“Escrow Fund” shall have the meaning given to that term in the Escrow Agreement;

“Escrow Release Date” shall have the meaning given to that term in the Escrow Agreement;

“Escrow Shares” shall have the meaning given to that term in the Escrow Agreement;

“European Date” means the date which is the later of (a) 120 days after Regulatory Approval, (b) 2 days after Pricing Approval and (c) the date on which the Purchaser receives the FEA Vendor Response Notice;

“European Union” or “EU” means all the current member states of the European Union or any other countries which shall subsequently accede to the membership of the European Union;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Exchange Ratio” means 0.875 Ordinary Shares per one Company Share;

“Extended Back Stop Date” has the meaning given to that expression in Clause 2.3;

“FAA Consideration” has the meaning ascribed by Clause 9.1;

“FAA Notice” has the meaning ascribed by Clause 9.1;

“FAA Obligation” has the meaning ascribed by Clause 9.1;

“FAA Vendor Response Notice” has the meaning ascribed by Clause 9.1;

“FDA” means the United States Food and Drug Administration or any successor agency thereto;

“FEA Consideration” has the meaning ascribed by Clause 7.1;

“FEA Notice” has the meaning ascribed by Clause 7.1;

“FEA Obligation” has the meaning ascribed by Clause 7.1;

“FEA Vendor Response Notice” has the meaning ascribed by Clause 7.1;

“Financing” has the meaning ascribed by Clause 2.1(b);

“First American Approval” or “FAA” means the Approval issued by the FDA for the first Indication in the United States;

“First American Approval Shares” means such number of Consideration Shares as equals £7,500,000 divided by the Five Day Average;

“First European Approval” or “FEA” means the Approval issued by the EMEA and ratified by the European Commission for the first Indication in Europe;

“First European Approval Shares” means such number of Consideration Shares as equals £7,500,000 divided by the Five Day Average;

“Five Day Average” means for any Further Consideration Share (i) the average of the closing price in U.S. dollars of one Ordinary Share as traded on the Nasdaq National SmallCap Market or the Nasdaq National Market (and as represented by ADSs) on the five trading days up to and including the last trading day prior to the applicable reference date on which the relevant Regulatory Approval which gives rise under this Agreement to the obligation to issue Further Consideration Shares was granted in writing by the relevant Regulatory Authority/ies divided by (ii) the Relevant Exchange Rate; subject to pro rata adjustment in respect of stock splits, stock dividends, any recapitalisation or consolidations and any change in the ratio of Ordinary Shares to ADSs;

“full title guarantee” has the meaning given to that expression by section 1 of the Law of Property (Miscellaneous Provisions) Act 1994;

“Further Consideration” has meaning ascribed by Clause 4.1;

“Further Consideration Shares” has meaning ascribed by Clause 4.1;

“Holding Company” means a holding company within the meaning of sections 736 and 736A of the Act;

“Improvement” means any improvement, enhancement or modification in or to any Company Patent and/or the Know-how that is currently owned or licensed by Company as at the date of this Agreement;

“Indication” means the application of a Product as a medicinal or therapeutic in humans for the treatment or control of a specified clinical condition or disease state;

“Initial Consideration” has meaning ascribed by Clause 4.1;

“Initial Consideration Shares” has the meaning ascribed by Clause 4.2;

“ICTA” means the Income and Corporation Taxes Act 1988;

“Intellectual Property” means all Patents, trade marks, rights in design, trade or business names, or copyrights (including (without limitation) rights in computer software, whether or not any of these is or are registered, and including (without limitation) applications for registration) and all rights throughout the world of a similar nature or with similar effect to any of these;

“Intellectual Property Rights” means all Intellectual Property owned, used or enjoyed by a person;

“ITA” means the Inheritance Tax Act 1984;

“Know-how” means the body of secret, substantial and identifiable information, and data (including but not limited to clinical trial results, pre-clinical studies, Regulator Dossiers and Orphan Drug Designations), knowledge, technical experience, expertise experience and skills, product specifications, formulations and formulation information, methods of product delivery, test procedures, experiments and tests, the design and results of experimentation and testing, technical processes, formulae, product samples and any other technical or commercial information held by the Company on Completion and relating to the Company’s business, whether patentable or not, owned by or licensed to the Company at the date of this Agreement;

“LAX-101” means ethyl-eicosapentaenoate (ethyl-EPA) of greater than 90% purity as the active ingredient;

“Leasehold Properties” means the land and buildings referred to in Schedule 3;

“Management Accounts” means the monthly management accounts of the Company for the period from the Accounting Date to 31 May 2004;

“Management Letters” means letters from each of Thomas Lynch, Richard Stewart and Alan Cooke containing restrictions on the disposal of shares in the capital of the Purchaser in the Agreed Form;

“Marketing Authorisation Application” means the application form to be used for an application for a marketing authorisation of a medicinal product for human use (including all documents, data and other information relating thereto) submitted to either the (a) EMEA under the centralised procedure or (b) a Member State under either a national or mutual recognition procedure;

“Material Adverse Effect” means a material adverse effect on the business, financial condition, prospects, obligations or results of operations of a person, taken as a whole on a consolidated basis, before giving effect to Completion of the Transaction;

“Member State” means any country which is a member of the European Union (as defined) from time to time;

“Nasdaq” means the Nasdaq Stock Market, Inc.;

“New Drug Application” means a new drug application and all supplements filed pursuant to the requirements of the FDA, including all documents, data and other information concerning a Product which are necessary for, or included in, an FDA Regulatory Approval to market a Product in the United States of America;

“Noble Grossart” means Noble Grossart Investments Limited;

“Notice” has the meaning given to that expression in Clause 18.1;

“OIA Termination Agreement” means the agreement in the agreed form between, inter alia, Vida and the Company, terminating the Original Investment Agreement and releasing the Company from any liabilities it may have in connection with the Original Investment Agreement;

“Ordinary Shares” means ordinary shares of £0.05 each in the capital of the Purchaser;

“Original Investment Agreement” means the agreement dated 24 March 2000 and made between, inter alia, Priory LP and the Company entered into in connection with the subscription by Priory LP for shares in the Company (Vida having assumed the rights and obligations of Priory LP upon its dissolution in connection with such agreement);

“Orphan Drug Designation” means the designation of the approval process, as granted by the FDA and/or EMEA;

“Patent” means any patent, patent application and all published applications for any of the same, whensoever and howsoever arising for the full term thereof and including all substitutions, continuations, continuations-in-part (to the extent the invention described in the continuation-in-part application claims subject matter embraced by the original application), renewals, divisions, reissues, revivals and extensions thereof including supplementary protection certificates and protection of a similar and/or like nature arising anywhere in the world;

“Payment Date” means, in the case of the first Approval to be granted in writing only, the American Date or the European Date (as the case may be), and in the case of all other Approvals, the date which is 30 days after receipt of the relevant Vendor Response Notice in respect of such Approval but not earlier than 30 days from the relevant Regulatory Approval and, in the case of the First European Approval or the Second European Approval, not before the date that is two days after the grant in writing of Pricing Approval;

“Pension Scheme” means the group personal pension scheme established by the Company with Norwich Union under policy number TK03618;

“Permitted Encumbrance” means any Encumbrances created by the Vendors, Vida or the Company in favour of the Bank of Scotland or the Purchaser and listed in the Vendor Disclosure Letter;

“Planning Acts” means all legislation for the time being in force relating to Town and Country Planning;

“Potential Purchaser Claim” has the meaning given to that expression in Clause 11.12;

“Pre-FEA Notice” has the meaning given to that expression in Clause 7.1;

“Product” means any product containing a compound as a therapeutically active ingredient which is based on or otherwise derived in or manufactured using, in whole or to a not insubstantial part, any aspect of the Company Intellectual Property and/or Know-how;

“Properties” means the land and buildings referred to in Schedule 3;

“Property Owner” means, in relation to each of the Properties, the company listed in Schedule 3 as the owner, lessee or licensee;

“Proportional Share” means, with respect to any Vendor, the percentage set forth in Column 4 of Part A of Schedule 1 opposite such Vendor’s name and with respect to Vida, the percentage set forth in Column 4 of Part B of Schedule 1 opposite Vida’s name;

“Purchaser Closing Documents” has the meaning set out in Clause 11.28(e);

“Purchaser’s Group” means the Purchaser, its Holding Companies and its Subsidiaries and the Subsidiaries of its Holding Companies from time to time as of the date of this Agreement and hereafter and any successor or transferee of any of the foregoing, and “Purchaser Group Company” shall be construed accordingly;

“Purchaser SEC Documents” has the meaning set out in Clause 11.28(g);

“Purchaser Share Capital” means the entire issued share capital conferring voting rights of the Purchaser from time to time;

“Purchaser Warranties” means the warranties set out in Clause 11.28;

“Purchaser’s Solicitors” means Nicholson Graham & Jones of 110 Cannon Street, London EC4N 6AR;

“Regulatory Authority” means the FDA in the United States and/or the EMEA and/or the European Union to the extent applicable ratification by the European Union is mandated under existing law and/or any corresponding regulatory authority in any Member State with authority and responsibility for granting an Approval in such country or regulatory jurisdiction;

“Regulatory Dossier” means a dossier which contains all the relevant information relating to a drug which is required by the EMEA or by the FDA, as the case may be; such dossier will normally contain information about the chemistry, formulation, manufacture, toxicology, pharmacology, pharmacokinetics and clinical studies related to a drug;

“Relevant Exchange Rate”  means the spot rate of exchange (the closing mid-point) using U.S. dollars for the purchase of one pound sterling in the London foreign exchange market as reported in the Financial Times, London edition, on the next following day for each of the days referred to in the definition of Five Day Average (or otherwise as contemplated herein) and contained in this Agreement, provided that if such rate is less than 1.6 dollars per pound sterling, the Relevant Exchange Rate will be deemed to be 1.6 and if such rate is greater than 2.0 dollars per pound sterling, the Relevant Exchange Rate will be deemed to be 2.0;

“Relevant Property” means, in relation to each Property Owner, the Property listed against its name in Schedule 3;

“SAA Consideration” has the meaning ascribed by Clause 10.1;

“SAA Notice” has the meaning ascribed by Clause 10.1;

“SAA Obligation” has the meaning ascribed by Clause 10.1;

“SAA Vendor Response Notice” has the meaning ascribed by Clause 10.1;

“SEA Consideration” has the meaning ascribed by Clause 8.1;

“SEA Notice” has the meaning ascribed by Clause 8.1;

“SEA Obligation” has the meaning ascribed by Clause 8.1;

“SEA Vendor Response Notice” has the meaning ascribed by Clause 8.1;

“Second American Approval” or “SAA” means the second distinct Approval issued by the FDA for a further Indication for which full phase III efficacy trials have been conducted, which further Indication shall, for the avoidance of doubt, not include any approval of any label enhancement, revised formulation or new dosage form of a Product and shall represent a different Indication to that in respect of which the First American Approval was granted;

“Second American Approval Shares” means such number of Further Consideration Shares as equals £5,000,000 divided by the Five Day Average;

“Second European Approval” or “SEA” means the second distinct Approval issued by the EMEA and ratified by the European Union (if necessary at such time) for a further Indication in Europe for which full phase III efficacy trials have been conducted which further Indication shall, for the avoidance of doubt, not include any approval of any label enhancement, revised formulation or new dosage form of a Product and shall represent a different Indication to that in respect of which the First European Approval was granted;

“Second European Approval Shares” means such number of Further Consideration Shares as equals £5,000,000 divided by the Five Day Average;

“Securities Act” means the United States Securities Act of 1933, as amended;

“Shareholders Side Letter” means the payment side letter dated the same date as this Agreement and made between Vida and the Vendor Warrantor;

“Subsidiary” means a subsidiary within the meaning of sections 736 and 736A of the Act;

“Tax” or “Taxation” has the meaning given to that expression in Clause 1 of the Tax Deed;

“Tax Authority” has the meaning given to that expression in Clause 1 of the Tax Deed;

“Tax Deed” means the deed in the agreed form to be entered into on Completion between the Vendor Warrantor and the Purchaser;

“Taxation Statute” means any statute, statutory instrument, enactment, law, bye law, regulation or legislative provision providing for or imposing any charge, assessment or levy to Taxation including, for the avoidance of doubt, any directives and regulations adopted by the Council of the European Union;

“Tax Warranties” means the warranties set out in Paragraphs 26.1 - 26.39 of Schedule 5 with respect to the Vendor Warrantor;

“TCGA” means the Taxation of Chargeable Gains Act 1992;

“TMA” means the Taxes Management Act 1970;

“Transaction” means the transactions which are the subject of this Agreement;

“United States” means the United States of America, its territories and possessions;

“VAT” means the tax as constituted by the VATA and any other tax imposed in addition or in substitution for it at the rate from time to time imposed;

“VATA” means the Value Added Tax Act 1994;

“VAT Group” means the group of companies of which the representative member for the purposes of section 43 of the VATA;

“Vendor Disclosure Letter” means the letter of the same date as this Agreement from the Vendor Warrantor to the Purchaser qualifying the Vendor Warranties;

“Vendor Election” shall be a written direction of any Vendor or Vida (as the case may be) to effect action pursuant to the provisions of this Agreement on its own behalf and not on behalf of any other party, which shall be valid and effective if delivered on behalf of any such Vendor or Vida (as the case may be) within the applicable time frame set forth herein;

“Vendor Response Notice” means generally any FEA Vendor Response Notice, SEA Vendor Response Notice, FAA Vendor Response Notice or SAA Vendor Response Notice;

“Vendor Warranties” means the warranties set out in Clause 11 and Schedule 5;

“Vendor Warrantor” means Belsay Limited; and

“WWK Agreement” has the meaning given to that expression in Clause 12.5.

1.2                                 In this Agreement, unless the context requires otherwise:

(a)                                  references to Clauses, Recitals, Schedules and Annexes are references to clauses and recitals of and schedules to this Agreement and references within a sub-clause to “this Clause” shall refer to the whole Clause and not merely to the sub-clause in which it appears;

(b)                                 the Recitals, Schedules and Annexes form part of and are incorporated in this Agreement;

(c)                                  headings and sub-headings are included for ease of reference only and shall not affect the interpretation of this Agreement;

(d)                                 the singular shall include the plural and vice versa and references to any gender shall include references to the other genders;

(e)                                  the expression “person” shall mean any natural person, partnership, joint venture, corporation, trust, firm, association, government, governmental (or supra-governmental) agency, authority or department, or any other entity, whether acting in an individual, fiduciary or other capacity;

(f)                                    any reference to a time of day is to London time;

(g)                                 any reference to a party shall mean any party to this Agreement;

(h)                                 any reference to the parties shall include their respective successors in title, permitted assigns and personal representatives;

(i)                                     any reference to a document as being “in the agreed form” means that document in a form agreed between the parties such agreement being signified by the signature or initialling of a draft for the purposes of identification by or on behalf of each of the parties;

(j)                                     where any statement is qualified by the expression “so far as the Vendor Warrantor is aware” or any similar expression that statement shall be treated as including an additional statement that it has been made after due and careful enquiry;

(k)                                  any matter within the knowledge, information or belief of any of the directors, officers or professional advisers of the Vendor Warrantor shall be treated as a matter of which the Vendor Warrantor is aware;

(l)                                     any reference to any matter disclosed to the Purchaser shall be limited to a matter fairly set out in the Vendor Disclosure Letter;

(m)                               any reference to any statute or statutory provision shall include that statute or statutory provision as from time to time amended, modified, replaced or re-enacted (whether before or after the date of this Agreement) and any order, regulation, instrument, bye-law or other subordinate legislation made under it; providing always that the liability of the parties hereunder shall not thereby be increased;

(n)                                 any agreement, covenant, representation, warranty or undertaking on the part of the Vendor Warrantor is given in respect of itself and not in respect of any other party and where given by Vendor Warrantor and one or more of the other parties is given by Vendor Warrantor severally; any agreement, covenant, representation, warranty or undertaking on the part of Noble Grossart is given in respect of itself and not in respect of any other party and where given by Noble Grossart and one or more of the other parties is given by Noble Grossart severally; any agreement, covenant, representation, warranty or undertaking on the part of Vida is given in respect of itself and not in respect of any other party and where given by Vida and one or more of the other parties is given by Vida severally;

(o)                                 any reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, person or any other legal concept shall, in respect of any other jurisdiction, be treated as including that which in their nature and effect most nearly approximate in that jurisdiction to the English legal term;

(p)                                 any reference to any parties “acting together” (or other similar term or expression) shall be deemed to be a reference to those parties acting together in good faith; and

(q)                                 any reference to parties “acting in concert” shall be construed in accordance with such phrase as defined in the City Code on Takeovers and Mergers.

2.                                       CONDITIONS

2.1                                 Completion is subject to:

(a)                                  the passing at a duly convened extraordinary general meeting of the Purchaser of an ordinary resolution in the agreed form to approve the sale and purchase of the Company Shares in accordance with this Agreement;

(b)                                 completion of an equity financing of the Purchaser in respect of which the Purchaser is to issue securities involving gross proceeds of not less than $15,000,000 (the “Financing”) to satisfy amongst other things the obligations of the Purchaser in Clause 13.1 and/or 13.2 (a) or (b) of this Agreement;

(c)                                  each of the Management Letters executed by Thomas Lynch, Richard Stewart and Alan Cooke in the agreed form as of the date of this Agreement remaining in full force and effect, without any breach or violation thereof;

(d)                                 the Purchaser having (i) complied with all applicable rules of the Nasdaq SmallCap Market in connection with the issuance of the Initial Consideration Shares as contemplated pursuant to this Agreement, and (ii) paid or set aside a provision for all Nasdaq fees incident thereto and all listing fees, ADS/depository issuance fees and stamp duty reserve tax incident to the deposit and issuance of the Initial Consideration Shares in the form of ADSs; and

(e)                                  the Purchaser not having received, on or after the date of this Agreement, any notice of delisting or potential delisting (other than any delisting or potential delisting which can be remedied through the Transaction and/or the Financing of the ADSs, including the Initial Consideration Shares).

2.2                                 The Purchaser shall use all reasonable endeavours to procure the fulfilment of the Conditions in Clause 2.1 as soon as practicable and shall by notice promptly notify the Vendors and Vida in writing of the fulfilment of each such Condition.  The Purchaser (but not the Vendors nor Vida) shall be entitled by notice to the Vendors and Vida to waive the Condition in Clause 2.1(b).  The Vendor Warrantor, Noble Grossart and

Vida (acting together) (but not the Purchaser) shall be entitled by notice to the Purchaser to waive the conditions in Clauses 2.1(c), (d) and (e).

2.3                                 If the Conditions in Clause 2.1 are not fulfilled or waived (if capable of being waived) at or before 12 noon on 31 August 2004 (the “Back Stop Date”), or the Extended Back Stop Date, if applicable, or such later time and date as the Vendors, Vida and the Purchaser may agree in writing, this Agreement, subject to the provisions of Clause 17, shall terminate immediately and Clause 23 shall apply, provided that the Purchaser may by written notice to the Vendors and Vida extend the Back Stop Date to 30 September 2004 (the “Extended Back Stop Date”) provided that if the Purchaser does extend the Back Stop Date, the Purchaser shall, as a condition to such extension, fund prior to 31 August 2004 the working capital requirements of the Company in the amount of £250,000 during the period from the Back Stop Date to the Extended Back Stop Date. For the avoidance of doubt, if any of the Conditions in Clause 2.1 is not fulfilled or waived (if capable of being waived) at or before 12 noon on the Extended Back Stop Date, or such later time and date as the Vendors, Vida and the Purchaser may agree in writing, this Agreement, subject to the provisions of Clause 17, shall terminate immediately and Clause 23 shall apply.

3.                                       SALE OF SHARES

3.1                                 Subject to the terms of this Agreement, each of the Vendors and Vida shall sell with full title guarantee and, notwithstanding any limitation otherwise implied by the Law of Property (Miscellaneous Provisions) Act 1994, free from all Encumbrances the number of Company Shares set opposite its respective name in Column 2 of Part A and Part B of Schedule 1, as the case may be, and the Purchaser shall purchase at Completion the Company Shares from the respective Vendors and Vida and together with all rights attaching to them at Completion (including the right to receive all dividends and distributions declared, paid or made after that date).

3.2                                 Each of the Vendors and Vida for itself and not on the part of any other party waives any rights it may have under the articles of association of the Company or otherwise to have any of the Company Shares offered to it for purchase prior to or in consequence of the sale or transfer of the Company Shares to the Purchaser or its nominees under this Agreement.

3.3                                 Vida warrants that it is the registered legal holder but not the beneficial owner of the Company Shares set opposite its name in Column 2 of Part B of Schedule 1 and is authorised to transfer the full legal and beneficial interest in those shares free from all encumbrances.

4.                                       CONSIDERATION

4.1                                 The consideration for the Company Shares shall be the issuance of 3,500,000 Ordinary Shares (the “Initial Consideration”), and to the extent due hereunder, further consideration is payable in the form of the issuance of the further Consideration Shares in satisfaction of any of the FEA Obligation, SEA Obligation, FAA Obligation or SAA Obligation (the “Further Consideration Shares”), or the payment of cash transferred by electronic bank transfer as set forth in Clause 7, or a combination of Further Consideration Shares and cash, all pursuant to each such Vendor’s or Vida’s Vendor Election (together the “Further Consideration”).

4.2                                 The Initial Consideration, which shall be paid to each Vendor and Vida in accordance with such Vendor’s or Vida’s Proportional Share, as the case may be, shall be satisfied by the allotment and issue of 3,500,000 Consideration Shares (the “Initial Consideration Shares”).

4.3                                 The Further Consideration shall be payable and be satisfied as set out herein and shall be apportioned to each Vendor and Vida in accordance with such Vendor’s or Vida’s Proportional Share.

4.4                                 Nothing in this Agreement shall be construed as providing or permitting that any shares be allotted and issued in the Purchaser Share Capital to all or any of the Vendors and Vida such that at any time they (and any persons acting in concert with them or any of them) hold in aggregate more than 29.99% of the Purchaser Share Capital.

5.                                       CONDUCT OF THE COMPANY AND THE PURCHASER PRIOR TO COMPLETION

5.1                                 The Vendor Warrantor shall procure that until Completion (save as may be otherwise agreed in writing by the Purchaser) the Company shall comply with the requirements set out in Sub-Clauses 5.3(a) to (y).

5.2                                 The Purchaser shall (save as otherwise agreed in writing by the Vendor Warrantor, Noble Grossart and Vida) comply with the requirements set out in Sub-Clauses 5.3(a), (t), (x) and (y) only.

5.3                                 The obligations referred to in 5.1 and 5.2 are as follows:

(a)                                  shall carry on its business in its ordinary course;

(b)                                 shall not enter into, modify or terminate any material contract (other than in the ordinary course of business);

(c)                                  shall not dispose of any part of its business or undertaking or (otherwise than in the ordinary course of trading) dispose of or acquire any assets;

(d)                                 shall not allow any Company Intellectual Property to lapse;

(e)                                  shall comply in all material respects with the terms and conditions of all licences held by it and all laws, regulations, codes of practice and promises of performance applicable to such licences, and shall not take or omit to take any act which would allow any such licence to be varied in any material respect or terminated,

(f)                                    shall duly perform and discharge all its obligations and, in particular (without limitation), shall pay its creditors in the ordinary course of its business and within the usual terms of payment of such creditors;

(g)                                 shall not discharge or redeem any Encumbrance over any of its assets, and shall not create or allow to subsist any Encumbrance over any of its assets except:

(i)                                     which shall have arisen in the ordinary course under either normal retention of title clauses, in supply contracts or being liens arising by operation of law; and

(ii)                                  subsisting Encumbrances disclosed in the Vendor Disclosure Letter;

(h)                                 shall not incur any liability, obligation or expense (whether actual or contingent) or make any payment except in the ordinary course of business and not incur any liability or obligation in the ordinary course of its business which exceeds £25,000;

(i)                                     shall not acquire any asset on lease or hire-purchase or contract-hire or deferred payment terms (except for normal trade credit);

(j)                                     shall not incur any capital expenditure in excess of £1,000 in the aggregate or enter into any capital commitment in excess of £1,000 in the aggregate or enter into any onerous, unusual or long term agreements;

(k)                                  shall duly perform all contracts to which it is a party;

(l)                                     shall not amend the terms of its borrowings or create or incur any borrowing (except pursuant to the facilities disclosed in the Vendor Disclosure Letter where the borrowing does not exceed the amount disclosed in the Vendor Disclosure Letter as being available to be drawn down by it under those facilities) and for the purposes of this Clause 5.3(l) “borrowing” shall include indebtedness in the nature of borrowing;

(m)                               shall not give any guarantees, securities or indemnities for the obligations of any other person;

(n)                                 shall not (except in the ordinary course of business) release, discharge or compound any material liability, claim, action, demand or dispute and shall not initiate or compromise or settle any litigation or arbitration proceedings or waive any right in relation to or the subject of litigation or arbitration proceedings;

(o)                                 shall not enter into or modify any agreement or arrangement (legally enforceable or not) in which any of its directors or former directors (or any directors or former directors of the Vendors in the case of the Purchaser) or any of their respective Associates is interested (directly or indirectly);

(p)                                 shall not employ or engage or terminate the employment or engagement of any director, employee or consultant or amend the terms of employment or engagement of any director, employee or consultant;

(q)                                 shall not do anything which may constitute or result in termination of any employment or contract of employment of any of its employees or which might be an inducement to any of its employees to leave their employment;

(r)                                    shall not amend or discontinue (whether in whole or in part) any Pension Scheme;

(s)                                  shall maintain in force valid insurances in respect of its property, assets and business and shall not do nor omit to do anything which would make any insurance void or voidable or which might result in an increase in the premiums payable or prejudice its ability to obtain equivalent insurance in the future;

(t)                                    shall conduct its business in accordance with, and otherwise comply with, all material applicable legal requirements;

(u)                                 shall not create, allot, issue, repay or redeem any share or loan capital;

(v)                                 shall not declare, pay or make any dividend or distribution;

(w)                               shall not pass any members’ resolution or make or allow to be made any decision or agreement of members having equivalent effect;

(x)                                   shall not do anything or omit to do anything which would be or might become a breach of any of the Warranties or agreements of such applicable party hereto, assuming the Warranties are to be given at all times up to and at Completion and any express or implied reference in them to the time of this Agreement were a reference to such time; and

(y)                                 shall not (conditionally or unconditionally) offer or agree to do any of the things referred to in any of the foregoing paragraphs.

5.4                                 Until Completion the Vendor Warrantor shall allow the Purchaser and any person authorised by the Purchaser full access to the Properties and to all the books and records of the Company and the Vendor Warrantor shall procure that the Company’s employees, directors and professional advisers shall give at the cost of the Company promptly all such information and explanations relating to the Company in such format (including copies and extracts), in each case, as the Purchaser or such person shall reasonably request for the sole purpose of allowing the Purchaser to (i) satisfy itself that the provisions of Clause 5.1 are complied with and (ii) confirm the accuracy of the representations and warranties of the Vendor Warrantor and compliance of the Vendor Warrantor with all covenants under this Agreement.

5.5                                 Until the date on which the Registration Statement has been declared effective by the Commission so as to permit the Initial Consideration Shares to be sold by the Vendors and Vida, the Purchaser shall keep the Vendors and Vida fully informed regarding all discussions with, and correspondence between, Nasdaq and the Commission and shall provide promptly to the Vendors and Vida copies of all correspondence and documentation passing between the Purchaser, Nasdaq and the Commission.

5.6                                 Until Completion, the Purchaser shall provide promptly to the Vendors and Vida copies of all documents and agreements provided generally to, prepared for, or received from, any investor (to the extent not restricted pursuant to a confidentiality undertaking) in relation to the Financing.

6.                                       COMPLETION

6.1                                 Completion shall take place at 3.00 pm on the Business Day which is 2 clear Business Days after the Conditions have been fulfilled at the offices of the Purchaser’s Solicitors or at such other time and place as the Vendors, Vida and the Purchaser may agree (the “Completion Date”).

6.2                                 At Completion (subject to performance by the Purchaser of the obligations pursuant to Clause 6.3) the Vendor Warrantor shall comply with paragraphs 1, 2 and 3 of Schedule 4 and Vida, shall comply with paragraph 4 of Schedule 4 and Noble Grossart shall comply with paragraph 5 of Schedule 4.

6.3                                 At Completion the Purchaser shall:

(a)                                  deliver to the Vendor Warrantor a copy of the Tax Deed duly executed by or on behalf of the Purchaser, with certified copies to Vida and Noble Grossart;

(b)                                 allot to each Vendor and Vida its Proportional Share of the Initial Consideration Shares and deliver to the Vendors and Vida (subject (in respect of the Vendor Warrantor only) to the terms of the Escrow Agreement) share certificates in respect of the Initial Consideration Shares;

(c)                                  deliver to the Vendors and Vida a copy (certified in a form reasonably satisfactory to the Vendors and Vida) of the resolution of the Purchaser’s board of directors authorising the execution and completion of this Agreement;

(d)                                 deliver to the Vendors and Vida a copy of the ordinary resolution referred to at Clause 2.1 certified in a form satisfactory to the Vendors and Vida;

(e)                                  deliver to the Vendor Warrantor an executed copy of the Escrow Agreement;

(f)                                    deliver to Sherri Margaret Clarkson an executed copy of the Deed of Restrictive Covenant;

(g)                                 deliver to Sherri Margaret Clarkson an executed copy the Consultancy Agreement;

(h)                                 pay to Scarista such monies as may be due under the restated Scarista licences referred to in paragraph 1(u) of Part 1 of Schedule 4; and

(i)                                     procure that the Company shall pay all sums owing by the Company to Vida and Glyn Tonge as at Completion up to a maximum aggregate amount of £41,000 plus VAT.

6.4                                 If all of the provisions of Schedule 4 are not complied with in full on Completion, the Purchaser may:

(a)                                  defer Completion to a date not more than 28 days after the date specified in Clause 6.1 in which event the provisions of this Clause 6 shall apply to Completion as so deferred;

(b)                                 proceed to Completion as far as practicable without prejudice to its rights under this Agreement or otherwise; or

(c)                                  terminate this Agreement and Clause 23 shall apply.

6.5                                 The Purchaser shall not be obliged to complete the purchase of any of the Company Shares unless the purchase of all the Company Shares is completed at the same time in accordance with this Agreement.

6.6                                 If any of the provisions of Clause 6.3 is not complied with in full on Completion, the Vendors and Vida (acting together) may terminate this Agreement.

6.7                                 Immediately following execution of this agreement by all the parties Vida shall procure that Glyn Tonge shall resign as a director of the Company and to this end shall deliver to the Purchaser a director’s resignation letter in the agreed form.

6.8                                 If the Vendor Warrantor does not comply with its obligation contained in paragraph 1(y) of Schedule 4 Vida may terminate this Agreement.

7.                                       FIRST EUROPEAN APPROVAL

7.1                                 In the event that the Purchaser receives First European Approval, the Purchaser shall either (i) issue to each Vendor and Vida its Proportional Share of the First European Approval Shares or (ii) pay to each Vendor or Vida electing on its own behalf and not on behalf of any other party, in such Vendor’s or Vida’s sole discretion, to receive, pursuant to a Vendor Election, all or part of its Proportional Share of the FEA Consideration in the form of its Proportional Share of the sum of £7,500,000, in each case in accordance with the provisions of this Clause 7 (the “FEA Consideration”).  Whether the obligation to pay the FEA Consideration (the “FEA Obligation”) is satisfied by the issue of shares of the Purchaser or the payment of cash as aforesaid or a mixture of such shares and cash, shall be at the absolute discretion of each Vendor and Vida in respect of itself and not in respect of any other party.  The Purchaser shall notify each Vendor and Vida in writing within 10 days of receipt of the related Regulatory Approval (“Pre-FEA Notice”).  Within 2 Business Days of receipt of First European Approval the Purchaser shall notify each Vendor and Vida in writing of receipt of First European Approval (“FEA Notice”). Upon receipt of the Pre-FEA Notice, each Vendor and Vida shall, on behalf of itself and not on behalf of any other party, notify the Purchaser in writing (“FEA Vendor Response Notice”), pursuant to a Vendor Election, as to whether the FEA Obligation is to be satisfied for such Vendor or Vida (as the case may be) by the issue of shares of the Purchaser, in cash or a mixture of shares of the Purchaser and cash, and in any case no later than 30 Business Days after receipt of the FEA Notice.  In the event that a Vendor or Vida does not so notify the Purchaser within 30 Business Days of receipt of FEA Notice such Vendor or Vida, in respect of itself and not in respect of any other party, shall be deemed to have elected that the FEA Obligation be satisfied by the issue of the First European Approval Shares.

7.2                                 In the event that the FEA Obligation is to be satisfied in full or in part in shares of the Purchaser, the Purchaser shall, as soon as reasonably practicable after the later of receipt of Pricing Approval or the FEA Vendor Response Notice, issue such Vendor’s or Vida’s Proportional Share of the Further Consideration Shares specified in the FEA Vendor Response Notice, as the case may be.

7.3                                 In the event that any Vendor or Vida elects to have the FEA Obligation satisfied in full or in part in cash in respect of itself and not in respect of any other party, the Purchaser shall, on the Payment Date, procure that each such Vendor’s or Vida’s Proportional Share of the sum of £7,500,000 (or share specified in the FEA Vendor Response Notice, as applicable) is transferred by electronic bank transfer to the accounts of each such Vendor or Vida (as the case may be) as set forth in the FEA Vendor Response Notice.

7.4                                 For the avoidance of doubt, the obligation to pay the FEA Consideration is subject to and conditional on the receipt of First European Approval. In the event that First European Approval is not received, the Purchaser shall be under no obligation to pay the FEA Consideration.

7.5                                 Notwithstanding anything to the contrary in Clause 7, to the extent that one or more of the Vendors and Vida make Vendor Elections pursuant to Clause 7.1 to receive First European Approval Shares such that, after giving effect to such Vendor Elections (and including all existing holdings of the Vendors and Vida, and any persons acting in concert with them or any of them, in the Purchaser Share Capital), the total percentage of the Purchaser Share Capital held by the Vendors and Vida (and any such persons) would entitle them to over 29.99% of the voting rights of the Purchaser, then:

(a)                                  the total number of First European Approval Shares allotted and issued to the Vendors and Vida pursuant to such Vendor Elections shall be reduced so far as is necessary such that the total percentage of the Purchaser Share Capital held by the Vendors and Vida (and any persons acting in concert with them or any of them) after payment of the FEA Consideration would entitle them to 29.99% of the voting rights of the Purchaser;

(b)                                 the total number of First European Approval Shares allotted and issued pursuant to Clause 7.5(a) shall be allocated as between the Vendors and Vida pro rata based on the number of First European Approval Shares specified in their respective Vendor Elections; and

(c)                                  in lieu of such First European Approval Shares which are not allotted and issued as a result of the operation of this Clause 7.5, the Vendors and Vida shall be deemed to have elected in their Vendor Elections to receive such amount of the FEA Consideration in the form of cash.

8.                                       SECOND EUROPEAN APPROVAL

8.1                                 In the event that the Purchaser receives Second European Approval, the Purchaser shall either (i) issue to each Vendor and Vida its Proportional Share of the Second European Approval Shares or (ii) pay to each Vendor or Vida electing on its own behalf and not on the behalf of any other party, in such Vendor’s or Vida’s sole discretion, to receive, pursuant to a Vendor Election, all or part of its Proportional Share of the Further Consideration in the form of its Proportional Share of the sum of £5,000,000, in each case in accordance with the provisions of this Clause 8 (the “SEA Consideration”).  Whether the obligation to pay the SEA Consideration (the “SEA Obligation”) is satisfied by the issue of shares of the Purchaser or the payment of cash as aforesaid, or a mixture of such shares and cash, shall be at the absolute discretion of each Vendor and Vida, in respect of itself and not in respect of any other party.  The Purchaser shall notify each Vendor and Vida in writing within 10 days of receipt of the related Regulatory Approval (“Pre-SEA Notice”).  Within 2 Business Days of receipt of Second European Approval the Purchaser shall notify each Vendor and Vida in writing of receipt of Second European Approval (“SEA Notice”). Upon receipt of the Pre-SEA Notice, each Vendor and Vida shall on behalf of itself and not on behalf of any other party notify the Purchaser in writing (“SEA Vendor Response Notice”), pursuant to a Vendor Election, as to whether the SEA Obligation is to be satisfied for such Vendor or Vida (as the case may be) by the issue of shares of the Purchaser, in cash or a mixture of shares of the Purchaser and cash, and in any case no later than 30 Business Days after receipt of the SEA Notice.  In the event that a Vendor or Vida does not so notify the Purchaser within 30 Business Days of receipt of the SEA Notice, such Vendor or Vida, in respect of itself and not in respect of any other party shall be deemed to have elected that the SEA Obligation be satisfied by the issue of the Second European Approval Shares.

8.2                                 In the event that the SEA Obligation is to be satisfied in full or in part in shares of the Purchaser, the Purchaser shall, as soon as reasonably practicable after the later of receipt of Pricing Approval or the SEA Vendor Response Notice, issue such Vendor’s or Vida’s Proportional Share of the Further Consideration Shares specified in the SEA Vendor Response Notice, as the case may be.

8.3                                 In the event that any Vendor or Vida elects to have the SEA Obligation satisfied in full or in part in cash in respect of itself and not in respect of any other party the Purchaser shall, on the Payment Date, procure that each such Vendor’s or Vida’s Proportional Share of the sum of £5,000,000 (or share specified in the SEA Vendor Response Notice, as applicable) is transferred by electronic bank transfer to the accounts of each such Vendor or Vida, as the case may be, as set forth in the SEA Vendor Response Notice.

8.4           For the avoidance of doubt, the obligation to pay the SEA Consideration is subject to and conditional on the receipt of Second European Approval. In the event that Second European Approval is not received, the Purchaser shall be under no obligation to pay the SEA Consideration.

8.5           Notwithstanding anything to the contrary in Clause 8, to the extent that one or more of the Vendors and Vida make Vendor Elections pursuant to Clause 8.1 to receive Second European Approval Shares such that, after giving effect to such Vendor Elections (and including all existing holdings of the Vendors and Vida, and any persons acting in concert with them or any of them, in the Purchaser Share Capital), the total percentage of the Purchaser Share Capital held by the Vendors and Vida (and any such persons) would entitle them to over 29.99% of the voting rights of the Purchaser, then:

(a)           the total number of Second European Approval Shares allotted and issued to the Vendors and Vida pursuant to such Vendor Elections shall be reduced so far as is necessary such that the total percentage of the Purchaser Share Capital held by the Vendors and Vida (and any persons acting in concert with them or any of them) after payment of the SEA Consideration would entitle them to 29.99% of the voting rights of the Purchaser;

(b)           the total number of Second European Approval Shares allotted and issued pursuant to Clause 8.5(a) shall be allocated as between the Vendors and Vida pro rata based on the number of Second European Approval Shares specified in their respective Vendor Elections; and

(c)           in lieu of such Second European Approval Shares which are not allotted and issued as a result of the operation of this Clause 8.5, the Vendors and Vida shall be deemed to have elected in their Vendor Elections to receive such amount of the SEA Consideration in the form of cash.

9.             FIRST AMERICAN APPROVAL

9.1           In the event that the Purchaser receives First American Approval, the Purchaser shall either (i) issue to each Vendor and Vida its Proportional Share of the First American Approval Shares or (ii) pay to any Vendor or Vida electing on its own behalf and not on behalf of any other party, in such Vendor’s or Vida’s sole discretion, to receive, pursuant to a Vendor Election, all or part of its Proportional Share of the Further Consideration in the form of its Proportional Share of the sum of £7,500,000, in each case in accordance with the provisions of this Clause 9 (the “FAA Consideration”).  Whether this obligation to pay the FAA Consideration (the “FAA Obligation”) is satisfied by the issue of shares of Purchaser or the payment of cash as aforesaid, or a mixture of such shares and cash, shall be at the absolute discretion of each Vendor and Vida in respect of itself and not in respect of any other party.  Within 2 Business Days of receipt of First American Approval the Purchaser shall notify each Vendor and Vida in writing of receipt of First American Approval (“FAA Notice”). Each Vendor and Vida shall on behalf of itself and not on behalf of any other party, notify the Purchaser in writing (“FAA Vendor Response Notice”), pursuant to a Vendor Election, as to whether the FAA Obligation is to be satisfied for such Vendor or Vida (as the case may be) by the issue of shares of the Purchaser, in cash, or a mixture of shares of the Purchaser and cash, within 30 Business Days of receipt of the FAA Notice.  In the event that a Vendor or Vida does not so notify the Purchaser within 30 Business Days of receipt of FAA Notice such Vendor or Vida, in respect of itself and not in respect of any other party shall be deemed to have elected that the FAA Obligation be satisfied by the issue of the First American Approval Shares.

9.2           In the event that the FAA Obligation is to be satisfied in full or in part in shares of the Purchaser, the Purchaser shall, as soon as reasonably practicable after receipt of the FAA Vendor Response Notice, issue such Vendor’s or Vida’s Proportional Share of the Further Consideration Shares specified in the FAA Vendor Response Notice, as the case may be.

9.3           In the event that any Vendor or Vida elects to have the FAA Obligation satisfied in full or in part in cash in respect of itself and not in respect of any other party, the Purchaser shall, on the Payment Date, procure that each such Vendor’s or Vida’s Proportional Share of the sum of £7,500,000 (or share specified in the FAA Vendor Response Notice, as applicable) is transferred by electronic bank transfer to the accounts of each such Vendor or Vida (as the case may be) as set forth in the FAA Vendor Response Notice.

9.4           For the avoidance of doubt, the obligation to pay the FAA Consideration is subject to and conditional on the receipt of First American Approval. In the event that First American Approval is not received, the Purchaser shall be under no obligation to pay the FAA Consideration.

9.5           Notwithstanding anything to the contrary in Clause 9, to the extent that one or more of the Vendors and Vida make Vendor Elections pursuant to Clause 9.1 to receive First American Approval Shares such that, after giving effect to such Vendor Elections (and including all existing holdings of the Vendors and Vida, and any persons acting in concert with them or any of them, in the Purchaser Share Capital), the total percentage of the Purchaser Share Capital held by the Vendors and Vida (and any such persons) would entitle them to over 29.99% of the voting rights of the Purchaser, then:

(a)           the total number of First American Approval Shares allotted and issued to the Vendors and Vida pursuant to such Vendor Elections shall be reduced so far as is necessary such that the total percentage of the Purchaser Share Capital held by the Vendors and Vida (and any persons acting in concert with them or any of them) after payment of the FAA Consideration would entitle them to 29.99% of the voting rights of the Purchaser;

(b)           the total number of First American Approval Shares allotted and issued pursuant to Clause 9.5(a) shall be allocated as between the Vendors and Vida pro rata based on the number of First American Approval Shares specified in their respective Vendor Elections; and

(c)           in lieu of such First American Approval Shares which are not allotted and issued as a result of the operation of this Clause 9.5, the Vendors and Vida shall be deemed to have elected in their Vendor Elections to receive such amount of the FAA Consideration in the form of cash.

10.           SECOND AMERICAN APPROVAL

10.1         In the event that the Purchaser receives Second American Approval, the Purchaser shall either (i) issue to each Vendor and Vida its Proportional Share of the Second American Approval Shares or (ii) pay to each Vendor or Vida electing on its own behalf and not on the behalf of any other party, in such Vendor’s or Vida’s sole discretion, to receive, pursuant to a Vendor Election, all or part of its Proportional Share of the Further Consideration in the form of its Proportional Share of the sum of £5,000,000, in each case in accordance with the provisions of this Clause 10 (the “SAA Consideration”).  Whether the obligation to pay the SAA Consideration (the “SAA Obligation”) is satisfied by the issue of shares of Purchaser or the payment of cash as aforesaid or a mixture of such shares and cash, shall be at the absolute discretion of each Vendor and Vida, in respect of itself and not in respect of any other party.  Within 2 Business Days of receipt of Second American Approval the Purchaser shall notify each Vendor and Vida in writing of receipt of Second American Approval (“SAA Notice”).  Each Vendor and Vida shall on behalf of itself and not on behalf of any other party notify the Purchaser in writing (“SAA Vendor Response Notice”), pursuant to a Vendor Election, as to whether the SAA Obligation is to be satisfied for such Vendor or Vida (as the case may be) by the issue of shares of the Purchaser, in cash, or a mixture of shares of the Purchaser and cash, within 30 Business Days of receipt of the SAA Notice.  In the event that a Vendor or Vida does not so notify the Purchaser within 30 Business Days of receipt of the SAA Notice such Vendor or Vida, in respect of itself and not in respect of any other party shall be deemed to have elected that the SAA Obligation be satisfied by the issue of the Second American Approval Shares.

10.2         In the event that the SAA Obligation is to be satisfied in full or in part in shares of Purchaser, the Purchaser shall, as soon as reasonably practicable after receipt of the SAA Vendor Response Notice, issue such Vendor’s or Vida’s Proportional Share of the Further Consideration Shares specified in the SAA Vendor Response Notice as the case may be.

10.3         In the event that any Vendor or Vida elects to have the SAA Obligation satisfied in full or in part in cash in respect of itself and not in respect of any other party, the Purchaser shall, on the Payment Date, procure that each such Vendor’s or Vida’s Proportional Share of the sum of £5,000,000 (or share specified in the SAA Vendor Response Notice, as applicable) is transferred by electronic bank transfer to the accounts of each such Vendor or Vida, as the case may be, as set forth in the SAA Vendor Response Notice.

10.4         For the avoidance of doubt, the obligation to pay the SAA Consideration is subject to and conditional on the receipt of Second American Approval. In the event that Second American Approval is not received, the Purchaser shall be under no obligation to pay the SAA Consideration.

10.5         Notwithstanding anything to the contrary in Clause 10, to the extent that one or more of the Vendors and Vida make Vendor Elections pursuant to Clause 10.1 to receive Second American Approval Shares such that, after giving effect to such Vendor Elections (and including all existing holdings of the Vendors and Vida, and any persons acting in concert with them or any of them, in the Purchaser Share Capital), the total percentage of the Purchaser Share Capital held by the Vendors and Vida (and any such persons) would entitle them to over 29.99% of the voting rights of the Purchaser, then:

(a)           the total number of Second American Approval Shares allotted and issued to the Vendors and Vida pursuant to such Vendor Elections shall be reduced so far as is necessary such that the total percentage of the Purchaser Share Capital held by the Vendors and Vida (and any persons acting in concert with them or any of them) after payment of the SAA Consideration would entitle them to 29.99% of the voting rights of the Purchaser;

(b)           the total number of Second American Approval Shares allotted and issued pursuant to Clause 10.5(a) shall be allocated as between the Vendors and Vida pro rata based on the number of Second American Approval Shares specified in their respective Vendor Elections; and

(c)           in lieu of such Second American Approval Shares which are not allotted and issued as a result of the operation of this Clause 10.5, the Vendors and Vida shall be deemed to have elected in their Vendor Elections to receive such amount of the SAA Consideration in the form of cash.

11.           WARRANTIES

11.1         Subject as set forth in Clause 11.2, the Vendor Warrantor warrants to the Purchaser in the terms of the Vendor Warranties as at the date of this Agreement (other than as to matters concerning Noble Grossart or Vida in respect of 2, 3.1, 25.5 and 27.1, 27.2, 27.3, 27.4 and 27.5 of Schedule 5). Noble Grossart warrants to the Purchaser in terms of paragraphs 2, 3.1, 25.5 and 27.1, 27.2, 27.3, 27.4 and 27.5 of Schedule 5 (other than as to matters concerning the Vendor Warrantor or Vida in respect of 2, 3.1, 25.5 and 27.1, 27.2, 27.3, 27.4 and 27.5 of Schedule 5).  The Purchaser warrants to the Vendors and Vida in the terms of the Purchaser Warranties as at the date of this Agreement.

11.2         The Vendor Warrantor warrants to the Purchaser in the terms of paragraph 11.1 of Schedule 5 (as if any express or implied reference to the time of this Agreement were a reference to such time) two Business Days before Completion and as at Completion.

11.3         The Vendor Warrantor acknowledges that the Vendor Warranties are given by the Vendor Warrantor with the intention of inducing the Purchaser to enter into this Agreement and that the Purchaser is entering into this Agreement in reliance upon the Vendor Warranties.  The Purchaser acknowledges that the Purchaser Warranties are given by the Purchaser with the intention of inducing the Vendors and Vida to enter into this Agreement and that the Vendors and Vida are entering into this Agreement in reliance on the Purchaser Warranties.

11.4         The Vendor Warranties are given subject to matters fairly disclosed in the Vendor Disclosure Letter and no other matters of which the Purchaser has knowledge (actual or constructive) shall exclude or limit any claim by the Purchaser under this Agreement or operate to reduce any amount recoverable.

11.5         Each of the Vendor Warranties is separate and independent and, save as expressly otherwise provided in this Agreement, shall not be limited by reference to any other Warranty or by anything in this Agreement or the Tax Deed or any associated agreement or arrangement.

11.6         Without prejudice to the liability of the Vendor Warrantor under the warranties given pursuant to Clause 11.1 and 11.2, until Completion has taken place the Vendor Warrantor shall forthwith by notice to the Purchaser fully and fairly disclose anything of which the Vendor Warrantor is aware which:

(a)           would, if the Vendor Warranties were to be repeated at Completion (which for the avoidance of doubt (save as noted in Clause 11.2) they are not) cause or might cause any of the Vendor Warranties to become untrue, inaccurate or misleading in any material respect;

(b)           is or may become a material breach by the Vendor Warrantor of any other of its obligations under or in relation to this Agreement or the Tax Deed up to or at Completion; and

(c)           (of itself or taken together with any other matters whenever the same may have occurred or occur) entitles or may hereafter entitle the Purchaser to terminate this Agreement.

For the avoidance of doubt no matter disclosed to the Purchaser after the date of this Agreement (whether pursuant to Clause 11.6 or otherwise) which was not fairly disclosed in the Vendor Disclosure Letter shall in any way limit the liability of the Vendor Warrantor under the Vendor Warranties as given as at the date of this Agreement (or under Warranty 11.2 two Business Days prior to Completion and as at Completion).

11.7         If, at any time prior to Completion, the Vendor Warrantor has issued a notice under Clause 11.6 or the Purchaser is of the reasonable opinion that anything is or may become a material breach by the Vendor Warrantor of any Vendor Warranty, or there is any fact, matter or circumstance (whenever the same may have occurred or occur) that has or is likely to have a Material Adverse Effect upon the financial or trading condition or upon the prospects of the Company or on the ability of the Company to satisfy the applicable provisions of Clause 5.1 in all material respects through Completion, the Purchaser may either:

(a)           terminate this Agreement; or

(b)           complete this Agreement in accordance (or as nearly as possible in accordance) with its terms.

11.8         In the event that the Purchaser terminates this Agreement pursuant to Clause 11.7 the Purchaser shall have no remedy in respect of a breach or alleged breach by the Vendor Warrantor of any of the warranties contained in Clause 11 or Schedule 5 or the undertakings contained in Clause 5 and the Vendors, Vida and the Company (and its directors and employees) shall have no liability whatsoever in this respect thereof in the event of such termination save as provided in Clause 17 (Costs).

11.9         Neither the Vendors nor Vida shall make any claim or demand or exercise any other right or remedy which the Vendors may have against any of the employees of the Company in connection with this Transaction (including the provision of information contained or reflected in the Vendor Disclosure Letter).

11.10       The Vendor Disclosure Letter does not affect the construction of this Agreement (except as to its qualification of the Vendor Warranties) and does not vary the terms of this Agreement (except if and in so far as the Vendor Disclosure Letter may expressly so state).  Nothing in the Vendor Disclosure Letter shall exclude or limit any liability or obligation of the Vendor Warrantor except liability under this Clause 11 or Schedule 5.

11.11       Nothing in this Agreement shall in any way restrict or limit the general obligation at law of the Purchaser and/or the Company to mitigate any loss or damage which it may suffer in consequence of any breach or non-fulfilment of the Vendor Warranties.  For the avoidance of doubt, any obligation which the Purchaser may have to mitigate any loss arising out of any breach of the Vendor Warranties or any other provision of this Agreement shall not extend to allowing the Company to become insolvent.

11.12       Until the expiration of the period specified in Clause 11.25(c) the Vendor Warrantor shall notify the Purchaser promptly in writing upon becoming aware of any fact, matter or other circumstance whereby the Purchaser may claim a breach or claim non-fulfilment of the Vendor Warranties (such fact, matter or other circumstance being referred to in this Clause 11.12 as a “Potential Purchaser Claim”).  The Company and Vendor Warrantor shall take such action as is requested by the Purchaser in terms of this Clause 11.12 and the Vendor Warrantor shall, and shall procure that the Company shall, give the Purchaser all and any assistance which it may reasonably request in relation to such matter.  The Vendor Warrantor shall ensure that Purchaser is kept properly informed of any actual or proposed developments in the Potential Purchaser Claim which are or may reasonably be considered to be material, including providing the Purchaser with copies of all material correspondence and documentation relating to the Potential Purchaser Claim.  Any decision of the Purchaser not to exercise its rights under this Clause 11.12 shall not prejudice its rights under this Agreement.  Following notification to the Purchaser of any matter under this Clause 11.12, the Vendor Warrantor shall preserve all documents, records, correspondence, accounts and other information whatsoever, which would reasonably be regarded as relevant and material or potentially material to that Potential Purchaser Claim which it has in its possession at the date of notification of the Potential Purchaser Claim under Clause 11.12 or which subsequently comes into its possession.  Following notification of any matter to the Purchaser and/or the making available of information under Clause 11.12, the Vendor Warrantor shall pass to the Purchaser any further particulars, documents or information which it receives from any third party in connection with such Potential Purchaser Claim as soon as reasonably practicable after it receives the same.

11.13       Until Completion the Purchaser shall notify the Vendors and Vida promptly in writing upon becoming aware of any fact, matter or other circumstance (a) might cause any of the Purchaser Warranties to become untrue, inaccurate or misleading in any material respect or (b) whereby the Vendors and Vida may claim a breach or claim non-fulfilment of the Purchaser Warranties or its obligations under this Agreement.

11.14       The Purchaser shall not be entitled to make any claim in respect of any alleged breach or non-fulfilment of any of the Vendor Warranties if the Purchaser assigns or purports to assign any of its rights under this Agreement other than in accordance with the provisions of Clause 26 or makes or purports to make a declaration of trust in respect of any of those rights.

11.15       Any amount paid (if any) by the Vendor Warrantor to the Purchaser in respect of a breach of the Vendor Warranties shall be treated as a reduction in the Consideration payable to the Vendor Warrantor hereunder.

11.16       The Purchaser hereby acknowledges and agrees that neither the Vendor Warrantor nor any person on its behalf makes any representation or promise or gives any warranty, assurance or undertaking to the Purchaser or any member of the Purchaser’s Group with respect to the matters provided for in this Agreement other than as expressly set out in this Agreement or the Tax Deed.  The Purchaser hereby further acknowledges and admits that it has not entered into this Agreement (or any of the documents referred to in it or executed at Completion) in reliance on any representation, promise, warranty, assurance or undertaking, written or oral to or by whomsoever made other than the Vendor Warranties and undertakings expressly contained in this Agreement.

11.17       None of the Vendor Warranties other than the Tax Warranties shall be deemed to constitute, directly or indirectly, a warranty in relation to Taxation and the Purchaser agrees and acknowledges that the Vendor Warrantor gives no warranties in relation to Taxation save the Tax Warranties.

11.18       None of the Vendor Warranties other than those contained in Paragraph 23 of Schedule 5 shall be deemed to constitute, directly or indirectly, a warranty in respect of compliance with Environmental Laws or otherwise with respect to environmental matters and the Purchaser agrees and acknowledges that the Vendor Warrantor gives no warranties in respect thereto save as expressly provided in that paragraph.

11.19       The Purchaser confirms and warrants to the Vendor Warrantor that there are no circumstances of which it has actual knowledge and in respect of which it is contemplating making a claim against the Vendor Warrantor for breach of the Vendor Warranties.

11.20       The Vendor Warrantor confirms and warrants to the Purchaser that there are no circumstances of which the Vendors have actual knowledge and in respect of which any of the Vendors is contemplating making a claim against the Purchaser for breach of the Purchaser Warranties.

11.21       The Purchaser hereby irrevocably and unconditionally waives any rights which it might otherwise have had to seek to rescind or terminate this Agreement once Completion has occurred for, or arising out of a claim for, breach or non-fulfilment of any of the Vendor Warranties or otherwise.

11.22       No limitation shall be placed upon the liability of the Vendor Warrantor, Vida, Noble Grossart or Purchaser by this Clause 11 (whether as to amount, time or otherwise) in relation to any claim by the Purchaser or the Vendors and Vida, as the case may be, which (or the delay in discovery of the subject matter of the claim or that it is claimable under this Clause) is the consequence of fraud or fraudulent misrepresentation or wilful non-disclosure by the Vendor Warrantor or the Purchaser, as the case may be, or any person who shall have been involved on behalf of the Vendors or the Purchaser, as the case may be, in this Transaction (including, but not limited to, the provision of information contained or reflected in the Vendor Disclosure Letter).

11.23       Notwithstanding anything in the Agreement to the contrary, the provisions of Clause 11.23 to 11.27 and Schedule 7 (Limitation on Vendor Warrantor’s Liability) shall operate to limit the liability of the Vendor Warrantor in respect of any Potential Purchaser Claim.

11.24       The aggregate liability of the Vendor Warrantor for all claims under this Agreement and the Tax Deed shall not exceed the Escrow Fund Value provided that once all cash and Escrow Shares have been released from the Escrow Fund in accordance with the Escrow Agreement, the Escrow Fund Value shall be deemed to be the Escrow Fund Value on the Business Day immediately prior to the Escrow Release Date.

11.25       The Vendor Warrantor shall not be liable for any claim under this Agreement or the Tax Deed:

(a)           unless the aggregate amount of the Potential Purchaser Claim and any other Potential Purchaser Claims shall exceed $50,000;

(b)           unless the amount of any individual Potential Purchaser Claim exceeds $10,000;

(c)           unless the Purchaser notifies the Vendor Warrantor in writing in reasonable detail of the Potential Purchaser Claim on or before the expiry of 15 months from the Completion Date; and

(d)           in respect of which legal proceedings have not commenced within 3 months of the date on which the Purchaser notified the Vendor Warrantor pursuant to (c) above.

11.26       Without prejudice to the right of the Purchaser to bring any claim under the Vendor Warranties, if the Purchaser becomes aware of a matter which in the reasonable opinion of the Purchaser is likely to give rise to a Potential Purchaser Claim or any claim, action or demand against it that may result in a Potential Purchaser Claim (a “Third Party Claim”), the Purchaser shall as soon as reasonably practicable thereafter give notice thereof in writing to the Vendor Warrantor, stating in reasonable detail the nature of the matter, on a without-prejudice basis, the amount claimed and basis therefore and the clause(s) under this Agreement giving rise to such claim; and

(b) together with such papers as the Purchaser acting reasonably believes the Vendor Warrantor may require to assess its potential liability under the Claim and the nature and extent of the Claim.

11.27       If the Purchaser becomes aware of a Third Party Claim of which notice has been or may be given by the Purchaser under Clause 11.26, the Purchaser shall, subject to being indemnified by the Vendor Warrantor against all reasonable costs and liabilities incurred in doing so, take or procure such action to be taken as the Vendor Warrantor shall reasonably request to avoid, dispute, resist, appeal, compromise or defend such Third Party Claim or any adjudication in respect of a Third Party Claim save where it is contrary by the reasonable business interests of the Purchaser and the Company.

11.28       The Purchaser warrants to the Vendors and Vida that:

(a)           the Purchaser is a company duly incorporated and existing under the laws of England and Wales with full corporate power and authority to conduct its business as it is now conducted;

(b)           the Purchaser has all requisite power and authority, and has taken all necessary action, to enter into this Agreement and any other agreements or instruments to be entered into by it pursuant to or in connection with this Agreement and to perform its obligations hereunder and thereunder without obtaining the consent of any governmental agency or authority, other than as set forth in Clause 2.1 of the Agreement;

(c)           the Purchaser is not party to any agreement, arrangement or obligation (actual or contingent) to create, any Encumbrance on the Initial Consideration Shares or the Further Consideration Shares;

(d)           on the Completion Date, the Initial Consideration Shares, when issued against payment therefore as provided herein, will be issued free from Encumbrances and credited as fully paid, will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid on such shares after the date of their issuance and allotment.  On each subsequent date upon which Further Consideration Shares are issued, such Further Consideration Shares, subject to issuance in accordance with the terms of this Agreement, will be issued free from Encumbrances and credited as fully-paid, will rank pari passu in all respects with the then existing Ordinary Shares, including the right to receive all dividends and other distributions declared, made or paid on such shares after the date of their issuance and allotment;

(e)           this Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against Purchaser in accordance with its terms.  Upon the execution and delivery by Purchaser of each other agreement to be executed or delivered by Purchaser at Completion (collectively, the “Purchaser’s Closing Documents”), each of the Purchaser’s Closing Documents will constitute the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with the respective terms except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganisation, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity regardless of whether such enforceability is considered in equity or at law;

(f)            except as disclosed in the Purchaser’s public filings with the Commission (which for the purposes of this Agreement shall be deemed to include the Purchaser’s submission to the Commission on Form 6-K) and in the letter of even date herewith from the Purchaser to the Vendor Warrantor and acknowledged by the Vendor Warrantor there is no threatened or pending legal action, suit, arbitration or governmental proceeding pending against the Purchaser before or by any court, governmental agency or regulatory authority which, if adversely determined, would have a Material Adverse Effect;

(g)           the Purchaser has filed or furnished all reports, schedules, forms, statements and other documents required to be filed with or furnished to the Commission pursuant to the reporting requirements of the Securities Exchange Act of 1934 between 1 January 2001 and the date of this Agreement and upon Completion shall have filed all such reports, schedules, forms, statements and other documents required to be filed between the date of this Agreement and the date of Completion.  All Annual Reports on Form 20-F filed by Purchaser with the Commission between 1 January 2001 and the date of Completion (other than any exhibits to such Annual Reports) are collectively referred to herein as the “Purchaser SEC Documents.”  As of the time each of the Purchaser SEC Documents was filed with the Commission, except to the extent that information contained in any Purchaser SEC Document has been revised or superseded by a later-filed Purchaser SEC Document, none of the Purchaser SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Save as set out in the Purchaser’s filings with the Commission (including Forms 6-K furnished to the Commission by Purchaser), between 1 January 2004 and the date of this Agreement there has not occurred (i) any Material Adverse Effect involving Purchaser except for (x) matters arising as a result of this Agreement or any transactions or agreements between the Purchaser and the Company on or prior to the date hereof, (y) developments concerning the Company and (z) the transfer of the listing of Purchaser’s ADSs from the Nasdaq National Market to the Nasdaq SmallCap Market, (ii) any material change by Purchaser in its accounting methods, principles or practices except as required by concurrent changes in U.K. generally accepted accounting principles, (iii) any material re-evaluation by the Purchaser of any of its assets, including, without limitation, writing down the value of inventory, writing off notes or accounts receivable or recognizing product returns write-offs, (iv) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Purchaser’s capital stock, except in connection with the change in par value of the Purchaser’s ordinary shares; and Purchaser will take all applicable action to comply in all material respects with the Securities Act and Exchange Act in connection with the Transaction until the Initial Consideration Shares have been issued and a registration statement with respect to the sale of such shares has been declared effective pursuant to the Securities Act.  Purchaser has heretofore provided to Vendors and Vida true and complete copies of all correspondence received from Nasdaq between 1 January 2004 and the date of this Agreement relating to the listing of Amarin’s ADSs and the transfer of Amarin’s ADSs to the Nasdaq SmallCap Market; and

(h)           the acquisition of the Company Shares by the Purchaser or the entry into, compliance with or completion of this Agreement will not:

(i)            result in any breach of the memorandum or articles of association of the Purchaser;

(ii)           result in a breach of, or constitute a default under, any law to which the Purchaser is bound or subject in any jurisdiction or any order, judgment or decree of any court or agency by which the Purchaser is bound or to which it is subject;

(iii)          result in a material breach of or constitute a material default under any agreement to which the Purchaser is party that would, with notice or the lapse of time, entitle any person to terminate any agreement or give rise to any obligation to make any material payment to any person other than ordinary payments provided under the terms of such agreement before giving effect to any such material breach or default; or

(iv)          cause the Purchaser to relieve any person of any material obligation to the Purchaser (whether contractual or otherwise).

(i)            The warranties set forth in Clause 11.28(g) shall not survive Completion, and from and after the date of Completion the Vendors and Vida shall not be entitled to assert any claims based on such warranties.

11.29       The Purchaser warrants to Vida that:

(a)           the only consideration, “quasi-consideration” and payments (whether in cash or otherwise) that can reasonably be regarded as consideration for the Company Shares being paid to the Vendors, Scarista Limited and Sherri Margaret Clarkson or any person connected (as such term is defined in the Act) with any of them is set out in this Agreement or is reasonably apparent from the contents of the following documents:

(i)            this Agreement;

(ii)           the Consultancy Agreement; and

(iii)          the restated Scarista licence agreements referred to in paragraph 1(u)of Schedule 4.

(b)           Full, complete and accurate copies of those documents listed in 11.29(a) above have been provided to Vida.

11.30       If, at any time prior to Completion, the Purchaser has issued a notice under Clause 11.13 or the Purchaser is of the reasonable opinion that anything is or may become a material breach by the Purchaser of any Purchaser Warranty or its obligations under this Agreement, the Vendors and Vida (acting together) may terminate this Agreement and Clause 23 shall apply.

11.31       In the event that the Vendors and Vida (acting together) terminate this Agreement pursuant to Clause 11.30 the Vendors and Vida shall have no remedy in respect of a breach or alleged breach by the Purchaser of any of the Purchaser Warranties or the undertakings contained in Clause 5 and the Purchaser (and its directors and employees) shall have no liability whatsoever in this respect thereof in the event of such termination save as provided in Clause 17 (Costs).

11.32       For the avoidance of doubt, neither Vida, the Vendor Warrantor, the Purchaser nor Noble Grossart shall give any covenants, representations, warranties or undertakings other than as expressly set out in this Agreement.

12.           POST-COMPLETION OBLIGATIONS OF VIDA AND THE VENDOR WARRANTOR

12.1         The Vendor Warrantor shall at all times after Completion indemnify the Purchaser and the Company (and for this purpose the Purchaser is acting as agent of the Company) and keep each of them fully indemnified against all claims, demands, actions, proceedings, damages, losses, costs, expenses and liabilities suffered or incurred by the Purchaser or the Company under or in connection with any guarantee or indemnity given by the Company on or before Completion (other than a guarantee or indemnity given by the Company pursuant to a Clinical Agreement) in respect of the obligations of any other person provided that this Clause will not apply to any guarantee or indemnity which is disclosed in the Vendor Disclosure Letter and which the Purchaser has expressly agreed in writing shall continue to subsist after Completion.

12.2         Vida undertakes to the Purchaser on its own behalf and not on behalf of any other party that it will not sell, transfer or otherwise dispose of any right, title or interest in any of the Consideration Shares issued to it pursuant to the terms of this Agreement in a manner other than would be consistent with the maintenance of an orderly market in the shares of the Purchaser for a period of 6 months from registration.

12.3         The restriction set out in Clause 12.2 above shall not prohibit Vida from disposing of any Consideration Shares issued to it pursuant to this Agreement:

(a)           by way of acceptance of any general offer made to all shareholders of the Purchaser to acquire all the Ordinary Shares (other than any such shares which were already owned by the offeror);

(b)           by execution of an irrevocable commitment to accept a general offer as referred to above; or

(c)           in the event of an intervening court order.

12.4         For the purposes of this Clause 12 the Consideration Shares shall mean, in the case of each Vendor and Vida in respect of itself and not in respect of any other party, the Consideration Shares issued to it, any shares into which such shares may be converted or subdivided and any shares allotted and issued to it by way of capitalisation of profits or reserves (including a scrip dividend) in respect of or with reference to any Consideration Shares and any dividend thereon.

12.5         The Vendor Warrantor shall at all times after Completion indemnify the Purchaser and the Company (and for this purpose the Purchaser is acting as agent of the Company) and keep each of them fully indemnified against all claims, demands, actions, proceedings, damages, losses, costs, expenses and liabilities suffered or incurred by the

Purchaser or the Company in respect of any fact matter or circumstances which occurred prior to termination of the license agreement dated April 2000 and made between WWK Trust and the Company (reference to which is made in the Vendor Disclosure as a disclosure against, inter alia, Warranty 13.1) (the “WWK Agreement”) under or in connection with any breach or alleged breach by the Company of any of the provisions of the WWK Agreement (including for the avoidance of doubt the termination of the WWK Agreement itself) and, for the avoidance of doubt, nothing in the Vendor Disclosure Letter shall exclude or limit any liability or obligation of the Vendor Warrantor under this indemnity; provided that the Vendor Warrantor shall be under no obligation so to indemnify the Purchaser and the Company under this Clause 12.5 to the extent that the Purchaser expressly instructs the Company in writing not to terminate the WWK Agreement on or prior to the Completion Date, the Purchaser understands that without prejudice to the Vendor Warrantor’s liability under this indemnity it is the intention of the Company to terminate the WWK Agreement as soon as practicable after the date of this Agreement.

12.6         Vida hereby declares that, for so long as Vida remains the registered holder of any of the Company Shares after Completion, Vida will: (a) hold such Company Shares and any dividends and other distributions of profits or surplus or other assets declared, paid or made in respect of them after Completion and all rights arising out of or in connection with them in trust for the Purchaser; and (b) deal with the Company Shares and all such dividends, distributions and rights as are described in the preceding clause only as the Purchaser may direct.

13.           OBLIGATIONS OF THE PURCHASER

13.1         Subject to Clause 13.3 below, the Purchaser hereby agrees and undertakes with the Vendors and Vida that (except as may be agreed in writing by the Vendors and Vida) the Purchaser shall use its Reasonable Commercial Efforts to:

(a)           pursue the completion of the LAX-101 Phase III Trial with a view to applying for an FDA Approval for the Indication of Huntington’s Disease in the United States;

(b)           prepare and submit a New Drug Application for the treatment of Huntington’s Disease in the United States using LAX-101 (the “US HD NDA”) upon successful completion of the LAX-101 Phase III Trial; and

(c)           secure an FDA Approval for the treatment of Huntington’s Disease in the United States with LAX-101 upon acceptance by the FDA of the US HD NDA.

13.2         Subject to clause 13.3 below, the Purchaser hereby agrees and undertakes with the Vendors and Vida that (except as may be agreed in writing by the Vendors and Vida) the Purchaser shall use its Reasonable Commercial Efforts to:

(a)           prepare and submit a Marketing Authorisation Application for the treatment of Huntington’s Disease in Europe with Lax-101 (the “EU HD NDA”);

(b)           secure an EMEA/EU Approval for the treatment of Huntington’s Disease in Europe with LAX-101 upon acceptance by the EMEA of the EU HD NDA; and

(c)           pursue completion of clinical trials, prepare and submit a New Drug Application or a Marketing Authorisation Application (as the case may be) and secure Approval for Company Intellectual Property concerning Indications other than Huntington’s Disease (“Non-HD IP Products”) such that such actions could or reasonably would result in receipt of an FAA, SAA, FEA or SEA provided that the obligation in this Subclause (c) may be deferred by Purchaser (but not any transferee of or successor to the Purchaser) until such time as the Purchaser has secured either (i) FDA Approval for the treatment of Huntington’s Disease in the United States using LAX-101; or (ii) ratification by the European Union of the EMEA approval of marketing for Huntington’s Disease in Europe using LAX-101 and provided further that the conditions in the preceding proviso shall not apply to any person who has been transferred Company Intellectual Property from any Purchaser Group Company.

13.3         For the purposes of Clauses 13.1 and 13.2, “Reasonable Commercial Efforts” shall mean efforts consistent with clinical, regulatory and commercialisation efforts for products of similar performance and potential as would be undertaken in the pharmaceutical industry. For the avoidance of doubt the Purchaser shall be deemed to have used Reasonable Commercial Efforts for the purposes of Clause 13.1 and /or 13.2 (as the case may be) if the board of directors of the Purchaser determines, acting reasonably, in good faith either that (i) it is not commercially or (on an objective and documented basis) scientifically viable for the foreseeable future to develop or sell LAX-101 for Huntington’s Disease in the United States or the EU (as the case may be); or (ii) there are objective, documented concerns about patient safety such that it is not appropriate to develop or sell LAX-101 for Huntington’s Disease in the United States or the EU (as the case may be) or (iii) it is not commercially or (on an objective and documented basis) scientifically viable for the foreseeable future under the same standards as in Sub-clause (i) to develop or sell Non-HD IP Products.

14.           POST-COMPLETION OBLIGATIONS OF THE PURCHASER GROUP

14.1         The Purchaser shall use reasonable efforts, including through issuance of stop order directives for the transfer records of its ADSs and Ordinary Shares, to ensure that the provisions set forth in the Management Letters are fully observed.

14.2         The Purchaser shall certify to all Vendors and Vida, within the 10 Business Days following any request by any of the Vendor Warrantor, Vida and Noble Grossart inquiring, as to whether or not Approval has been obtained for any Company Intellectual Property which would give rise to an obligation to pay or issue Further Consideration under this Agreement; provided, the Purchaser shall not be obligated to issue more than 2 such certifications to each such person during any calendar year.

14.3         Prior to disposing of the whole or a substantial part of the Company Intellectual Property, the Purchaser shall procure that the acquirer at the time of disposal enters into a deed with the Vendors and Vida in which the acquirer agrees to observe and perform the provisions on the part of the Purchaser to be observed and performed by virtue of this Agreement in form and on terms and conditions reasonably satisfactory to the Vendors and pay the Vendors and Vida such consideration on the terms set forth in this Agreement; provided, however, that the acquirer shall not be required to enter into a deed on terms and conditions any more onerous than those of the Purchaser in terms of this Agreement.  Following such sale in accordance with the provisions of this clause the Purchaser and the Company shall be relieved from all obligations under this Agreement in connection with the Company Intellectual Property sold (including, for the avoidance of doubt, to pay any Further Consideration in the event that any third party obtains any Approval in respect of such Company Intellectual Property sold).

14.4         The Purchaser shall not permit the Company Intellectual Property (or any part of it) to be transferred out of the Purchaser’s Group either directly or indirectly, except as contemplated by Clause 14.3.

14.5         The Purchaser shall not enter into any contract or agreement which would have the effect of preventing the Purchaser complying with its obligations under Clauses 13.1 or 13.2.

14.6         The Purchaser, the Vendors and Vida shall comply with the provisions of the Schedule 6 in respect of registration rights in so far as such provisions relate to them and on their own and not on behalf of any other party.

14.7         Upon the issuance of any Further Consideration Shares, the Purchaser shall comply with all applicable rules of the Nasdaq SmallCap Market or the Nasdaq National Market, as applicable, and shall pay all Nasdaq listing fees ADS/depository issuance fees and stamp duty reserve tax in connection with the deposit and issuance of such Further Consideration Shares in the form of ADSs.

14.8         To the extent that the Company has terminated the WWK Agreement on or prior to Completion and delivered evidence of the same to the Purchaser pursuant to Schedule 4, the Purchaser agrees that all amounts received, from time to time, by the Company pursuant to Clause 6.2 of the WWK Agreement shall be transferred to the Vendors and Vida (allocated in accordance with their Proportional Share) as soon as reasonably practicable.

15.           CONFIDENTIAL INFORMATION

15.1         Each of the Vendors and Vida (undertaking severally, on behalf of itself and not on behalf of any other person) shall not, whether before or after Completion, use or disclose any Confidential Information and the Vendors shall use their reasonable endeavours to ensure that no other person shall do so.

15.2         Clause 15.1 does not apply to:

(a)           the use and disclosure of the Confidential Information by any of the Vendors or Vida in the ordinary course of the business of the Company at any time prior to Completion;

(b)           the use and disclosure of the Confidential Information by any of the Vendors or Vida after Completion as necessary for Vendors or Vida to perform any of their obligations hereunder, or under any agreement contemplated herein or to enforce their rights hereunder or under any such agreement;

(c)           the disclosure of any Confidential Information which has entered the public domain otherwise than by reason of a breach of Clause 15.1;

(d)           the disclosure of Confidential Information to a director, officer or employee of the Purchaser or the Company whose function requires him to have the Confidential Information; or

(e)           the disclosure of Confidential Information required to be disclosed by law or any Regulatory Authority or any stock exchange or other regulatory body (including Nasdaq).

15.3         The Vendors agree that they will at any time and from time to time after Completion give or disclose to the Purchaser on the Purchaser’s request all Confidential Information which is within their possession or knowledge.

16.           ANNOUNCEMENTS

16.1         Subject to Clause 16.1 and the provisions of any applicable law, no announcement shall be made by any party before or after Completion in relation to any of the transactions provided for in this Agreement without the prior written consent of the other parties such consent not to be unreasonably withheld, delayed or conditioned.

16.2         Notwithstanding Clause 16.1, the Purchaser may make such announcements as may be required by the rules and regulations of Nasdaq in relation to this Transaction but if any party hereto is required by a stock exchange or other applicable regulatory body (including Nasdaq) to make any announcement regarding this Transaction, such party affected shall use all reasonable endeavours to first consult each other party as to the contents of such announcements if consultation is reasonably practicable.

17.           COSTS

17.1         Except as otherwise provided in this Agreement, the parties shall pay their own costs in connection with this Agreement.

17.2         The Purchaser shall pay the reasonable legal expenses of Vida in connection with this Agreement up to a maximum aggregate amount of £6,000 (plus VAT and reasonable disbursements) as soon as reasonably practicable following execution of this Agreement.

17.3         The Purchaser shall pay the reasonable legal expenses of the Vendor Warrantor and Noble Grossart in connection with this Agreement up to a maximum aggregate amount of £75,000 and £1,000, respectively, as soon as reasonably practicable following Completion (and for the avoidance of doubt this shall supersede any prior written agreement between the Purchaser and the Vendor Warrantor regarding fees).

17.4         If the Purchaser exercises its right to terminate this Agreement pursuant to Clause 6.4 or 11.7 the Vendor Warrantor shall indemnify the Purchaser against all costs, charges and expenses (including irrecoverable VAT) incurred by it in or in relation to this Agreement and its termination including the antecedent negotiations and any investigation of or enquiry into the Company carried out by or on behalf of the Purchaser whether before or after entering into this Agreement up to a maximum aggregate amount of £75,000.  The provisions of this Clause 17.4 shall be in addition to and without prejudice to any other rights and remedies the Purchaser may have in respect of the event giving rise to the Purchaser’s rights of termination.

17.5         The Purchaser shall pay all stamp duty on the transfer of the Company Shares under this Agreement.

17.6         The Purchaser shall pay all fees associated with the deposit, registration and transfer of the ADSs related to the Consideration Shares and the Ordinary Shares and shall also pay all Nasdaq listing fees, ADS/depositary issuance fee and stamp duty reserve tax incurred by any party hereto in connection with the Registration Statement.

18.           NOTICES

18.1         Any notice or other communication to be given under or in relation to this Agreement shall be in writing and may be given by leaving it at or sending it by prepaid recorded first class post or facsimile transmission to the address or facsimile number and marked for the attention of the person (if any), in each case, set out in Clause 18.2 (or as otherwise notified from time to time by notice given in accordance with this Clause). Any notice so given shall be deemed to have been received:

(a)           in the case of delivery by hand, at the time of delivery;

(b)           in the case of post, 48 hours from the time of posting; and

(c)           in the case of facsimile transmission, at the time of despatch,

provided that if a notice is, or would (but for this proviso) be deemed to be, received on a day that is not a Business Day or after 4.30 pm on a Business Day, it shall instead be deemed to be received at 10.00 am on the Business Day next following that day.

18.2         The addresses and facsimile numbers of the parties for the purposes of Clause 18.1 are as follows:

Belsay Limited

Address:	1st Floor
28 Victoria Street
Douglas
Isle of Man
IM1 2LE

Tel:	01624 689 589
Fax:	01624 619 989

For the attention of:	Nigel McGowen

(a)           with copies (which shall not constitute notice) to:

Hogan & Hartson LLP
8300 Greensboro Drive
Suite 1100
McLean, Virginia 22102
United States
Attn:	Brian J. Lynch
Telephone No:	703 610 6100
Facsimile No:	703 610 6200

Vida Capital Partners Limited

Address:	Vida Capital Partners
Manor Farm
Main Street
Hotham
York
YO43 4UD

Fax:	01430 423 462

For the attention of:	Glyn Tonge

Noble Grossart Investments Limited

Address:	48 Queen Street
Edinburgh
EH2 3NR

Fax:	0131 226 6032

For the attention of:	John Waddell

Amarin Corporation plc

Address:	7 Curzon Street
London
W1J 5HQ

Fax:	020 7499 9004

For the attention of:	Jonathan Lamb

18.3         In proving service it shall be sufficient to prove that (as the case may be):

(a)           the envelope containing the notice was properly addressed and delivered to the appropriate address;

(b)           the envelope containing the notice was posted as a first class prepaid recorded letter;

(c)           the facsimile transmission was made and a confirmation of transmission print out was obtained at the time of transmission; or

(d)           any party may change its address or other details for notices under this Clause to another address or other details by giving notice to the other parties.

19.           FURTHER ASSURANCE

19.1         The Vendor Warrantor shall at its own cost do or procure to be done all such further acts and things, and execute or procure the execution of all such other documents, as the Purchaser may from time to time reasonably require, whether on or after Completion, for the purpose of giving to the Purchaser the full benefit of all of the provisions of this Agreement.

19.2         Vida shall, so far as it is able, and at the Purchaser’s cost, procure the execution of all such documents and/or the doing of such acts and things as the Purchaser may, following completion, reasonably require in order to transfer the Company Shares set opposite Vida’s name in Part B of Schedule 1 to the Purchaser on the terms of this Agreement.

19.3         Noble Grossart shall, so far as it is able, and at the Purchaser’s cost, procure the execution of all such documents and/or the doing of such acts and things as the Purchaser may, following completion, reasonably require in order to transfer the Company Shares set opposite Noble Grossart’s name in Part A of Schedule 1 to the Purchaser on the terms of this Agreement.

19.4         The parties hereby undertake to enter into such additional arrangements or agreements or to approve such further amendments to this Agreement as may be reasonably necessary to give effect to the provisions of Clause 4.4.

20.           COUNTERPARTS

This Agreement may be entered into in any number of counterparts and by the parties to it as separate counterparts, each of which when so executed shall be an original, but all the counterparts shall together constitute one and the same agreement. No counterpart shall be effective until all parties have executed at least one counterpart.

21.           WHOLE AGREEMENT AND VARIATION

21.1         This Agreement (together with any documents referred to in it) constitutes the whole agreement and understanding between the parties in relation to the subject matter of this Agreement and each of the parties hereby confirms that it has not entered into this Agreement in reliance upon any representation, warranty or undertaking, written or oral, to whomsoever made which is not set out or referred to in this Agreement.

21.2         Without prejudice to the generality of Clause 21.1, each of the parties hereto confirms that this Agreement supersedes all previous proposals, agreements and other communications whether written, oral or otherwise, in relation to the subject matter of this Agreement, save that no party thereto shall be released from any liability which at the date of this Agreement has already accrued to any other party thereto, nor shall this Agreement affect in any way the survival of any other right, duty or obligation of any party thereto which is expressly stated in its terms to survive its termination.

21.3         This Clause 21 shall not exclude liability for fraudulent misrepresentations. No modification, variation or amendment of this Agreement shall be effective unless such modification, variation or amendment is in writing and has been signed by or on behalf of all the parties.  Without prejudice to the generality of the foregoing, this Agreement supersedes and wholly replaces the heads of agreement dated 14 May 2004.

22.           WAIVER

22.1         No waiver of any breach of or default under this Agreement shall be effective unless such waiver is in writing and has been signed by the party against which it is asserted.

22.2         No failure or delay by either party in exercising any right, power or remedy under this Agreement shall constitute a waiver of the right, power or remedy and no single or partial exercise by either party of any right, power or remedy under this Agreement or otherwise shall prevent any further exercise of the right, power or remedy or the exercise of any other right, power or remedy.

22.3         The rights, powers and remedies of each party under this Agreement are cumulative and not exclusive of any rights, powers or remedies provided by law.

22.4         The Purchaser may release or compromise the liability of any individual Vendor without affecting the liability of the other Vendors.

23.           EFFECT OF TERMINATION

This Clause and Clauses 15 (Confidential Information), 16 (Announcements), 17 (Costs), 18 (Notices) and 25 (Governing Law and Jurisdiction) shall continue to have effect notwithstanding the termination or rescission of this Agreement and any rights or obligations of the parties in respect of any breach of this Agreement accruing prior to, on or as a result of such termination or rescission shall continue to subsist notwithstanding such termination or rescission.

24.           EFFECT OF COMPLETION

The provisions of this Agreement, so far as they are capable of having effect after Completion, shall remain in full force and effect notwithstanding Completion.

25.           GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed in accordance with English law and each of the parties submits to the non-exclusive jurisdiction of the courts of England; provided, however, nothing under English law shall be presumed to pre-empt applicable United States Federal Securities laws applicable to the transactions contemplated hereby.

26.           ASSIGNMENT

26.1         Except as provided in Clause 26.2, none of the parties shall, without the prior written consent of the others, be entitled to assign the benefit of, or any right or interest in or under or arising from, this Agreement.

26.2         The benefit of, or any right or interest in or under or arising from, this Agreement may be assigned by the Purchaser to any member of the Purchaser’s Group so long as there is not any diminution in the obligation or capacity to perform the obligations of Purchaser under Clauses 7, 8, 9, 10, 11, 13, 14 or 15 or 17 hereunder and, provided further, that any assignment so permitted shall provide that, immediately prior to the assignee ceasing to be a member of the Purchaser’s Group, the assignee shall re-assign the benefit, or any right or interest assigned, to the Purchaser or another member of the Purchaser’s Group in accordance with the foregoing.

27.           CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

SIGNED by or on behalf of the parties.

SCHEDULE 1

Part A - The Vendors

Names	Number of shares being sold	Consideration Shares	Proportional Share

Belsay Limited 1st Floor 28 Victoria Street Douglas Isle of Man IM1 2LE	2,940,000	2,572,500	73.5%

Noble Grossart Investments Limited 48 Queen Street Edinburgh EH2 3NR	60,000	52,500	1.5%

Part B - Vida

Name	Number of shares being sold	Consideration Shares	Proportional Share

Vida Capital Partners Limited Manor Farm Main Street Hotham York YO43 4UD	1,000,000	875,000	25.0%

TOTAL	4,000,000	3,500,000	100%

SCHEDULE 2 - DETAILS OF THE COMPANY

Authorised Share Capital:	10,000,000 ordinary shares of £1 each

Issued Share Capital:	£4,000,000 (4,000,000 Ordinary shares)

Members:	See table in Schedule 1

Directors:	Sherri Margaret Clarkson of 50 Kenilworth Road, Bridge of Allan, Stirling, FK9 4RS

Nigel Hampton McGowan of 46 Sunningdale Drive, Onchan, Isle of Man, IM3 1EH

Professor Glyn Michael Tonge of Whitefriars, Hawley Road, Hawley, Surrey, GU17 9EL

Secretary:	Susan McGoldrick of 62 Watermill Avenue, Lenzie, Glasgow, G66 5EL

Registered Office:	Kings Park House, Laurelhill Business Park, Stirling, FK7 9JQ

Company Number:	SC179838

Date of Incorporation:	21 October 1997

Accounting Reference Date:	31 March

Register of Charges:

A floating charge (created on 28 July 1999 and registered on 16 August 1999) in favour of the Bank of Scotland over the undertaking and all property and assets present and future of the company including uncalled capital.  Charge secures all sums due, or to become due.  Note that the Company is expressly prohibited from creating subsequent fixed security having priority over or ranking equally with the floating charge.

A floating charge (created on 4 June 2004 and registered on 16 June 2004) in favour of the Purchaser over the undertaking and all property and assets present and future of the company including uncalled capital.  Charge secures all sums due, or to become due from the Company to the Purchaser. Note that the Company is expressly prohibited from creating subsequent fixed security or any other floating charge having priority or ranking equally with the floating charge.  The priority of the above floating charges is regulated by a ranking agreement dated 10 June 2004 between the Bank of Scotland, the Purchaser and the Company.

SCHEDULE 3

Part 1 - PROPERTIES

Units 1, 3 and 4 of King’s Park House, Phase 2, Laurelhill Office Park, Stirling.

PART 2 - LEASE OF THE PROPERTIES

Lease between Robertson Development Company (Denny) Limited and Laxdale Limited dated 1 and 18 June and registered in the Books of Council and Session for preservation and execution on 29 July 1998 as varied by (i) Minute of Variation of existing Lease between the Robertson Development Company (Denny) Limited and Laxdale Limited dated 27 March and 9 April and registered in the Books of Council and Session for preservation and execution on 29 April 2002 and (ii) Back Letter to Lease by Robertson Development Company (Denny) Limited in favour of Laxdale Limited dated 18 June 1998.

SCHEDULE 4 - COMPLETION OBLIGATIONS

1.                                       At Completion the Vendor Warrantor shall:

(a)                                  deliver to the Purchaser transfers of the Company Shares as set out opposite the Vendor Warrantor’s name in Column 2 of Part A of Schedule 1 in favour of the Purchaser, duly executed by the Vendor Warrantor, together with share certificates of such Company Shares (or with indemnities in such form as the Purchaser may reasonably require in relation to any missing certificates);

(b)                                 deliver to the Purchaser agreements in a form reasonably satisfactory to the Purchaser executed by every employee of the Company and any other person who is the holder of any option of the unissued share capital of the Company (“Options”) pursuant to the 1998 Laxdale Share Option Scheme and the 2002 Laxdale Unapproved Share Option Scheme agreeing to exchange such Options for options to be exchanged at the Exchange Ratio under the 2002 Amarin Corporation plc Stock Option Plan;

(c)                                  deliver to the Purchaser an executed copy of the Escrow Agreement;

(d)                                 deliver to the Purchaser duly stamped irrevocable powers of attorney in the agreed form executed by the Vendor Warrantor in favour of the Purchaser or its nominee to enable the Purchaser or its nominee to exercise all voting and other rights attaching to the Company Shares and to appoint proxies for these purposes pending registration of the Purchaser or its nominees as the holder of the Company Shares;

(e)                                  deliver to the Purchaser the statutory books and records written up to date (but not including Completion), the certificates of incorporation, certificates of incorporation on change of name and common seals (if any) of the Company;

(f)                                    deliver to the Purchaser the title deeds of the Properties;

(g)                                 deliver to the Purchaser a certificate addressed to the Purchaser from the Bank of Scotland in terms reasonably satisfactory to the Purchaser confirming that the floating charge created in its favour by the Company has not crystallised and will not crystallise as a result of Completion;

(h)                                 deliver to the Purchaser an acknowledgement in the form of a deed from the Vendor Warrantor (on behalf of itself and its Associates) addressed to the Company in the agreed form it has no claim against the Company (actual or contingent) and waiving any such claim as may exist;

(i)                                     deliver to the Purchaser a copy of each bank mandate of the Company;

(j)                                     deliver to the Purchaser statement of the balances standing to the credit/debit of all bank accounts of the Company as at the close of business on the day preceding Completion and a statement certified by a director of the Company reconciling such statements with the Company’s cash book as at the Completion Date;

(k)                                  deliver to the Purchaser (to the extent not held by the Company) all deposit books and all cheque books containing unused cheques relating to all bank accounts of the Company;

(l)                                     deliver to the Purchaser all credit and charge cards held by each present director and secretary of the Company or by the Vendors or Vida for the account of the Company;

(m)                               deliver to the Purchaser a deed in the agreed form from each present director (other than Glyn Michael Tonge) and the secretary of the Company except any remaining directors/secretary resigning his or her office with effect from the end of the meeting held pursuant to paragraph 2 of this Schedule and acknowledging that he or she has no claims against the Company for compensation for loss of office or otherwise howsoever and waiving any such claim as may exist;

(n)                                 deliver to the Purchaser a copy of a letter to the Company from its auditors resigning their office with effect from Completion (without any claim for compensation for loss of office or otherwise) and confirming that there are no circumstances of the kind referred to in section 394 of the Act, the original of the letter having been deposited at the registered office of the relevant company;

(o)                                 deliver to the Purchaser the Tax Deed duly executed by the Vendor Warrantor;

(p)                                 deliver to the Purchaser the signed minutes of the meetings held pursuant to Paragraph 2 of this Schedule in terms reasonably satisfactory to the Purchaser;

(q)                                 deliver to the Purchaser where this Agreement or any of the above documents is signed under power of attorney, a copy of the power of attorney certified as a true copy in manner reasonably acceptable to the Purchaser;

(r)                                    deliver to the Purchaser where this Agreement or any of the above documents is signed on behalf of a company, a copy of the resolution of the board of directors or a committee of the board of directors of that company conferring the authority and, in the case of a resolution of a committee, a copy of the resolution of the board of directors of that company constituting that committee, in each case certified by a director or the secretary of the company, in terms reasonably satisfactory to the Purchaser;

(s)                                  deliver to the Purchaser a legal opinion in the agreed form regarding Belsay;

(t)                                    deliver to the Purchaser evidence of the termination by the Company of the WWK Agreement in a form reasonably satisfactory to the Purchaser, unless the Purchaser shall have requested in writing that the Company not terminate the WWK Agreement;

(u)                                 deliver to the Purchaser executed copies of the restated Scarista licenses, in agreed form, executed by the parties thereto;

(v)                                 deliver to the Purchaser an executed copy of a compromise agreement between Sherri Margaret Clarkson and the Company in the agreed form;

(w)                               deliver to the Purchaser an executed copy of the Deed of Restrictive Covenant;

(x)                                   deliver to the Purchaser an executed copy of the Consultancy Agreement; and

(y)                                 pay to Vida all sums due to Vida pursuant to the Shareholders Side Letter.

2.                                       At Completion the Vendor Warrantor shall procure that a meeting of the directors of the Company is duly convened and held at which resolutions are passed to:

(a)                                  approve the registration of the transfers referred to in paragraph 1(a) of this Schedule subject to stamping of the transfers, and authorise the issue of share certificates to the Purchaser or its nominee;

(b)                                 change the Company’s registered office to an address previously nominated in writing to the Vendors and Vida by the Purchaser;

(c)                                  change the Company’s accounting reference date to a date previously nominated in writing to the Vendors and Vida by the Purchaser;

(d)                                 appoint persons previously nominated in writing to the Vendors and Vida by the Purchaser as the directors, secretary and auditors of the Company with effect from the end of the meeting and to accept the resignations referred to in Paragraphs 1(m) and (n) of this Schedule; and

(e)                                  revoke all existing bank mandates and give new instructions to the relevant bank in such form as the Purchaser may require.

3.                                       At Completion the Vendor Warrantor shall deliver to Vida a copy of the OIA Termination Agreement duly executed by the parties thereto other than Vida.

4.                                       OBLIGATIONS OF VIDA

4.1                                 Vida shall procure that at Completion transfers of the Company Shares registered in the name of Vida as set out opposite Vida’s name in Column 2 of Part B of Schedule 1 in favour of the Purchaser, duly executed by Vida, are delivered to the Purchaser together with share certificates of such Company Shares.

4.2                                 Vida shall procure that at Completion there is delivered to the Purchaser a copy of the OIA Termination Agreement duly executed by Vida.

5.                                       OBLIGATIONS OF NOBLE GROSSART

5.1                                 Noble Grossart shall procure that at Completion transfers of the Company Shares as set out opposite Noble Grossart’s name in Column 2 of Part A of Schedule 1 in favour of the Purchaser, duly executed by the Noble Grossart, are delivered to the Purchaser together with share certificates of such Company Shares (or with indemnities in such form as the Purchaser may reasonably require in relation to any missing certificates).

5.2                                 Noble Grossart shall procure that at Completion there is delivered to the Purchaser:

(a)                                  duly stamped irrevocable powers of attorney in the agreed form executed by Noble Grossart in favour of the Purchaser or its nominee to enable the Purchaser or its nominee to exercise all voting and other rights attaching to the Company Shares and to appoint proxies for these purposes pending registration of the Purchaser or its nominees as the holder of the Company Shares; and

(b)                                 an acknowledgement in the form of a deed from Noble Grossart (on behalf of itself and its Associates) addressed to the Company in the agreed form that it has no claim against the Company (actual or contingent) and waiving any such claim as may exist.

SCHEDULE 5 - THE VENDOR WARRANTIES

1.                                       ACCURACY AND ADEQUACY OF INFORMATION

The information set out in Schedules 1, 2 and 3 is true, accurate and not misleading.

2.                                       CAPACITY AND AUTHORITY

Each of the Vendors has all requisite power and authority, and has taken all necessary action, to enter into this Agreement and any other agreements or instruments to be entered into by any of them pursuant to or in connection with this Agreement and to perform the obligations assumed by each of them in accordance with their terms without obtaining the consent of any person.

3.                                       SHARES

Ownership

3.1                                 The Vendors are the sole legal and beneficial owners of the Company Shares indicated as being sold by each of them in Schedule 1.

Whole of issued and allotted share capital

3.2                                 The Company Shares comprise the whole of the issued and allotted share capital of the Company.

Shares properly allotted and issued

3.3                                 All shares in the capital of the Company have been properly allotted and issued and are fully paid or credited as fully paid.

No Encumbrances over shares

3.4                                 There is not now, and there is no agreement, arrangement or obligation (actual or contingent) to create, any Encumbrance over the Company Shares. No person is alleged to be entitled to an Encumbrance in relation to any Company Shares.

Undervalue

3.5                                 None of the Company Shares was, or represents assets which were, the subject of a transfer at an undervalue (within the meaning of section 238 or 339 of the Insolvency Act 1986) or any other transaction capable of being set aside or varied under any insolvency laws within the past 5 years.

4.                                       THE COMPANY

Incorporation

4.1                                 The Company is a company duly incorporated and existing under the laws of Scotland.

Memorandum and Articles

4.2                                 The copy of the memorandum and articles of association of the Company attached to the Vendor Disclosure Letter has embodied in or annexed to it a copy of each resolution and other document required by law to be so embodied or annexed and fully sets out all of the rights and restrictions attaching to each class of shares and loan capital of the Company.

Intra vires

4.3                                 The Company is operating and has always operated its business in all respects in accordance with its memorandum and articles of association at the relevant time.

Statutory books

4.4                                 The statutory books (including all registers and minute books) of the Company are in its possession and have been properly, fully and accurately maintained and contain accurate and complete records of the matters which should be dealt with in those books and no notice or allegation that any of them is incorrect or should be rectified has been received.

Powers of attorney

4.5                                 No person (except a director of the Company) is authorised to act as agent or attorney for the Company or otherwise bind the Company.

Returns

4.6                                 The Company has duly and punctually made all returns to and filed all documents which it is required to file with the registrar of companies or any other authority or person and all such returns and documents were when filed accurate and complete in all material respects.

5.                                       SUBSIDIARIES AND INVESTMENTS

No investments

5.1                                 The Company is not and never has been the holder or beneficial owner of, nor has it agreed to acquire, any shares or loan capital in any body corporate other than (i) the Purchaser; or (ii) except as set forth in the Vendor Disclosure Letter.

6.                                       ACCOUNTS

6.1                                 The Company Accounts comply with all applicable statutory requirements and all accounting standards in force at 31 March 2004; were prepared and will be audited in accordance with accounting principles and auditing practices generally accepted in the United Kingdom at the date they will be audited; and show a true and fair view of the assets, liabilities and state of affairs of the Company as at the Accounting Date and the profits and losses of the Company for the financial year ended on the Accounting Date and are complete in all respects other than final conclusion by the auditors on one single matter being going concern.

Management Accounts

6.2                                 The Management Accounts (a copy of which is attached to the Vendor Disclosure Letter) have been properly prepared in all material respects in accordance with accounting policies consistent with those used in preparation of the Company Accounts and accurately set out the profits and losses and the state of affairs of the Company as at and for the period ending on the date to which the Management Accounts were prepared.

7.                                       CHANGES SINCE THE ACCOUNTING DATE

7.1                                 Since the Accounting Date, no event has occurred or come to light which, had it occurred or come to light immediately prior to the Accounting Date, would have given rise to a material change in the amount attributed to any item in the Company Accounts or would have resulted in the making of additional reserve or provision.

7.2                                 Since the Accounting Date:

Ordinary and usual course

(a)                                  the business of the Company has been carried on without interruption in its ordinary and usual course and in the same manner as prior to the Accounting Date;

Financial position

(b)                                 there has been no adverse change in the financial position of the Company and, so far as the Vendor Warrantor is aware, no event, fact or matter has occurred or is likely to occur which will or is likely to give rise to any such change (except for facts or matters likely to affect similar businesses to a similar extent);

Assets and liabilities

(c)                                  the Company has not (other than in the ordinary course of its business) acquired or disposed of or agreed to acquire or dispose of any material asset or assumed or incurred, or agreed to assume or incur, any material liability, obligation or expense;

Goodwill

(d)                                 neither the Company nor the Vendor Warrantor has done anything, or omitted to do anything, which may prejudice the Company’s goodwill or the continuation of its business on the same terms as at present;

Accounting reference period

(e)                                  there has been no change in the accounting reference period of the Company nor has any accounting period of the Company ended for corporation tax purposes;

Share and loan capital

(f)                                    the Company has not created, allotted, issued, repaid or redeemed any share or loan capital or acquired or written off or reduced any of its own shares or loan capital;

(g)                                 the Company has not capitalised any reserves;

Shareholders’ resolutions

(h)                                 no resolution has been passed or agreed to by the members of the Company or the holders of any class of shares in the capital of the Company and there has been no decision or agreement of members having the effect of a members’ resolution;

Agreements

(i)                                     no material agreement to which the Company is or was a party and no agreement between the Company and any of its directors or their respective Associates has been entered into, varied or terminated;

Performance of obligations

(j)                                     the Company has performed in all material respects its obligations which have fallen to be performed (whether contractual, statutory or otherwise) and has paid its creditors in accordance with their respective credit terms;

Borrowings and capital expenditure

(k)                                  the Company has not borrowed any money (except with the Purchaser Group or through fluctuation of its overdraft and lending arrangements within pre-existing facility limits) or incurred any indebtedness in the nature of borrowing (including (without limitation) the acquisition of assets on lease or hire purchase) and has not incurred or become committed to any capital expenditure exceeding £5,000 in the aggregate;

Encumbrances

(l)                                     no Encumbrance has been created over any of the assets of the Company except for Permitted Encumbrances; and

Other

(m)                               the Company has not offered an agreed (conditionally or unconditionally) to do any of the things referred to in any of the foregoing paragraphs.

8.                                       ACCOUNTING AND OTHER RECORDS

8.1                                 All accounting records, books of account and all other records of whatsoever kind of the Company:

(a)                                  have been maintained on a reasonably accurate basis and are now and will at Completion be up to date;

(b)                                 are in the possession and control of the Company; and

(c)                                  comply in all material respects with all applicable statutory requirements.

8.2                                 None of the accounting, financial, human resources or other similar records or information of the Company is recorded, stored, maintained, operated, accessed or is otherwise wholly or partly dependent upon or held by any means (including, without limitation, any electronic, mechanical or photographic process, whether computerised or not) which (including, without limitation, all means of access and use) are not under the exclusive ownership and direct control of the Company.

Documents

8.3                                 All title deeds to the Properties and all written agreements to which the Company is a party and all other documents owned by or which ought to be in the possession or control of the Company are in the possession or control of the Company and are free from any Encumbrances, except for Permitted Encumbrances.

9.                                       ASSETS

Ownership of assets

9.1                                 Each asset included in the Company Accounts or acquired by the Company since the Accounting Date (other than current assets disposed of in the normal course of trading) is owned (legally, beneficially or by license) by the Company free from any Encumbrance other than Permitted Encumbrances, is situated in the United Kingdom and, where capable of possession, is in the possession or under the control of the Company.

Reservation of title

9.2                                 None of the Company’s assets is subject to any reservation of title in favour of any third party or has been purchased on terms that ownership does not pass to the Company until full payment is made by the Company to the seller.

Leases and hire purchase

9.3                                 The Company is not a party to, or liable under, a lease, hire, hire purchase, credit sale, deferred payment or conditional sale or purchase agreement, except for those agreements full details of which are set out in the Vendor Disclosure Letter.

Plant and machinery

9.4                                 All plant, machinery, vehicles and office equipment owned or used by the Company complies with all relevant statutes and regulations and is in reasonably good repair, regularly maintained and none is in need of renewal or replacement.

10.                                 DEBTORS AND CREDITORS

10.1                           All of the debts shown in the Company Accounts or the Company’s accounting records are expected by the directors of the Company to realise their full value in the ordinary course of collection less any specific provision for bad or doubtful debts included in the Company Accounts.

10.2                           All of the debts shown in the Company Accounts or the Company’s accounting records save for those owing from the Inland Revenue are valid and enforceable and so far as the Vendor Warrantor is aware not subject to any defence, right of set off or counterclaim or any withholding or other deduction.

Factoring of Debts

10.3                           The Company has not factored, sold or discounted any of its debts nor agreed to do so.

Debts in ordinary course

10.4                           There are no debts owing by or to the Company other than debts disclosed in the Vendor Disclosure Letter and debts payable to the Bank of Scotland, debts to the Purchaser Group and debts which have arisen in the ordinary course of business nor has the Company lent any money which has not been repaid.

11.                                 BORROWING AND BANK FACILITIES

Debts owed by the Group

11.1                           The Company does not have outstanding any liabilities, borrowing or indebtedness in the nature of borrowing including (without limitation) any indebtedness for moneys borrowed or raised under any acceptance credit, bond, note, bill of exchange or commercial paper, finance lease, hire purchase agreement, trade bills, forward sale or purchase agreement or conditional sale agreement, purchase on deferred terms or other transaction having the commercial effect of a borrowing or any factored debts other than:

(a)                                  loans payable to the Purchaser Group and the term loans specified in the Vendor Disclosure Letter;

(b)                                 moneys borrowed on overdraft and other lending arrangements with the Bank of Scotland (which do not exceed £500,000 in aggregate); and

(c)                                  other trade debts and accruals (defined for this purpose as any liability or accrual that would fall to be included in creditors in a balance sheet prepared under UK GAAP or disclosed as a note thereto) incurred in the ordinary and usual course of business of no more than £690,000 in aggregate.

Statements and balances

11.2                           Full details of all the bank accounts of the Company and of the credit or debit balances on such accounts as at the close of business on a Business Day not more than 2 Business Days before the date of this Agreement are set out in the Vendor Disclosure Letter. Since that date, no payments out of any of the accounts have been made or authorised except for routine payments in the ordinary course of the Company’s business and the balances on such accounts are not now substantially different from the balances shown on such statements.

Separate bank accounts

11.3                           The bank accounts of the Company are operated separately from the bank accounts of any other person and there is no right of set off against moneys in the Company’s bank accounts for the liabilities of any other person.

Banking and financial facilities

11.4                           Full details of all mortgages, charges and other security interests created by the Company or in respect of any of the Company’s assets are set out in the Vendor Disclosure Letter.

Borrowing limits

11.5                           No limitation on borrowing contained in the Company’s articles of association or in any debenture, loan stock deed or other instrument to which it is a party or applying to it has been exceeded.

Events of default

11.6                           Nothing has occurred (or been alleged to have occurred) which constitutes or might (with the giving of notice, lapse of time or fulfilment of any other condition) constitute an event of default under, or otherwise give rise to an obligation to repay prior to its stated maturity, any banking or financial facility available to the Company. No mortgage, charge or other security interest created by the Company is enforceable.

Guarantees and indemnities

11.7                           No guarantee or indemnity has been given by the Company in respect of the obligations or liabilities of any other person, or by any other person in respect of any obligation or liability of the Company, other than in the ordinary course of business.

Grants and allowances

11.8                           Full details of all grants and financial assistance received or applied for by the Company from any person are set out in the Vendor Disclosure Letter (including any circumstances in which any such grant or assistance may become repayable or may be forfeited or withheld) and the Company has not done or omitted to do anything which could result in all or any part of any such grant or financial assistance becoming repayable or being forfeited or withheld.

12.                                 TRADING

Customers and suppliers

12.1                           In the year prior to the date of this Agreement, no material supplier to the Company has:

(a)                                  ceased supplying the Company;

(b)                                 significantly reduced its supplies to the Company; or

(c)                                  substantially changed the terms on which it is prepared to trade with the Company.

Warranties and guarantees in respect of goods or services

12.2                           The Company has not given (other than pursuant to a Clinical Agreement) any guarantee, indemnity or warranty or made any representation in respect of any goods or services sold or supplied or contracted to be sold or supplied by it save for any guarantee, indemnity or warranty implied by law and (save as aforesaid) has not accepted any liability or obligation to service, repair, maintain, take back or otherwise do or not do anything in respect of any goods or services that would apply after any such goods or services have been delivered or supplied by it.

Disputes

12.3                           There are no disputes between the Company and any of its customers, clients, licencees or suppliers.

13.                                 CONTRACTS

13.1                           All of the agreements to which the Company is a party are valid, binding and enforceable and neither the Company nor, so far as the Vendor Warrantor is aware, any other party to any such agreement is in default of any such agreement and, so far as the Vendor Warrantor is aware, there are no grounds for or any allegations that grounds exist for nor are there any circumstances likely to give rise to the termination, avoidance, rescission or repudiation of any such agreement.

Onerous contracts

13.2                           Except as set forth in the Vendor Disclosure Letter, the Company is not a party to or liable under any agreement which:

(a)                                  is incapable of performance in accordance with its terms or incapable of termination by the Company on 6 months’ notice or less without any payment by the Company (whether by way of compensation or otherwise);

(b)                                 cannot be fulfilled or performed in the time specified in the contract;

(c)                                  involves or is likely to involve obligations, restrictions, expenditure or receipts of an unusual, onerous or exceptional nature or magnitude;

(d)                                 requires the Company to pay any commission, finders’ fees, royalty or the like; or

(e)                                  is in any way otherwise than in the ordinary course of business of the Company.

Agency, distributorship, franchise, management and other agreements

13.3                           Except as set forth in the Vendor Disclosure Letter, the Company is not and never has been a party to an agency, distributorship, franchise, marketing, purchasing, manufacturing, licensing or management agreement.

Partnerships and joint ventures

13.4                           The Company is not and has never been a member of any partnership, joint venture, consortium or other unincorporated association (other than the trade associations) nor has it agreed to become a member of any such body.

Bids and tenders

13.5                           No offer, tender or the like is outstanding which is capable of being converted into an obligation of the Company by an acceptance or other act of some other person.

Capital commitments

13.6                           Except as disclosed in the Company Accounts and in the Vendor Disclosure Letter, there are no material capital commitments entered into or proposed by the Company.  For this purpose a “material” capital commitment is one involving capital expenditure over £1,000.

14.                                 EFFECT OF SALE

14.1                           The acquisition of the Company Shares by the Purchaser or the entry into, compliance with or completion of this Agreement will not:

(a)                                  cause or be likely to cause the Company to relieve any person of any material obligation to the Company (whether contractual or otherwise) or enable any person to determine any such obligation;

(b)                                 result in a breach of the memorandum or articles of association of the Company;

(c)                                  result in a breach of, or constitute a default under, any law to which the Company is bound or subject in any jurisdiction or any order, judgment or decree of any court or agency by which the Company is bound or to which it is subject;

(d)                                 result in a material breach of or constitute a material default under any agreement, to which the Company is a party that would, with notice or the lapse of time, entitle any person to terminate any such agreement, or give rise to any obligation to make any material payment to any person; other than ordinary payments provided under the terms of such agreement before giving effect to any such material breach or default; or

(e)                                  cause or be likely to cause any officer or senior employee of the Company to leave its employment.

Finder’s Fees etc.

14.2                           No person has received or is entitled to receive from the Company any fee or benefit (including (without limitation) any finder’s fee, brokerage or commission) or the reimbursement of any expense in connection with this Transaction.

15.                                 LICENCES

15.1                           For the purposes of this Warranty 15, “Licences” includes (without limitation) licences, consents, permits, approvals, registrations and authorisations (whether public or private).

15.2                           All necessary Licences have been obtained by the Company to enable the Company to carry on its business in all material respects in the manner in which it is currently carried on and all such Licences are in full force and effect and have been fully complied with and are not limited in duration or subject to unusually onerous conditions.

15.3                           Without prejudice to Warranty 15.2, full details of all the Licences currently held or obtained by the Company are set out in the Vendor Disclosure Letter.

15.4                           The Vendor Warrantor is not aware of any reason why any of the Licences held by the Company or for its benefit should be suspended, cancelled, modified or not renewed.

15.5                           No objection has been made to the renewal of any Licence held by the Company or for its benefit at any time during the 2 years prior to the date of this Agreement.

16.                                 INSURANCE

16.1                           Full details of all the insurance policies (including (without limitation) the limit and basis of cover under each policy and the amount of any applicable excess) in which the Company has an interest (the “Company’s Insurances”) are set out in the Vendor Disclosure Letter.

16.2                           Each insurable asset of the Company is, and has at all material times been, insured to a value which the directors, acting reasonably, believe to be prudent and against such risks which the directors, acting reasonably, believe to be prudent.

16.3                           The Company is, and has at all material times been, adequately insured against accident, loss, damage, injury, third party loss (including, without limitation to the foregoing product liability), employer’s liability, business interruption and all other risks normally insured against by persons operating the same type of business as the Company.

16.4                           In respect of all of the Company’s Insurances:

(a)                                  all premiums have been paid up to date;

(b)                                 all the policies are in full force and effect and will be maintained in full force and effect without alteration up to Completion;

(c)                                  there are no special or unusual limits, terms, exclusions or restrictions in any of the policies;

(d)                                 full details of all claims in excess of £10,000 under any of the policies made during the period of 3 years preceding the date of this Agreement are set out in the Vendor Disclosure Letter and none of them has been refused or settled below the amount claimed; and

(e)                                  there are no outstanding claims under any of the policies and, so far as the Vendor Warrantor is aware, there are no circumstances which are likely to give rise to any such claim.

17.                                 COMPLIANCE WITH THE LAW AND LITIGATION

Compliance with law

17.1                           The Company has conducted its affairs and dealt with its assets in accordance with all applicable legal and administrative requirements.

Litigation

17.2                           Except for debt collection by the Company in the ordinary course of business in respect of sums not exceeding £10,000 in aggregate the Company is not (directly or through any person for whose acts or defaults it may be liable) engaged whether as a defendant or plaintiff or otherwise in any litigation or arbitration or prosecution or other legal proceedings (other than those of purely administrative nature) nor are any such proceedings pending, anticipated or threatened and, so far as the Vendor Warrantor is aware, there are no facts or circumstances which may give rise to any such proceedings.

No investigations

17.3                           So far as the Vendor Warrantor is aware, neither the Company nor any of its officers or employees is subject to any investigation, enquiry or disciplinary proceeding and none is pending or threatened and, so far as the Vendor Warrantor is aware, no matter or circumstance exists which might give rise to any such investigation, enquiry or disciplinary proceeding.

No disputes with government agencies etc.

17.4                           There is no dispute or disagreement between the Company and any government department or agency or any regulatory body in any jurisdiction and, so far as the Vendor Warrantor is aware, there are no facts or circumstances which might give rise to any such dispute or disagreement.

Undertakings and assurances

17.5                           The Company has not been a party to any undertaking or assurance given to any court or governmental agency or (save in the ordinary course of business) regulatory body in any jurisdiction or the subject of any injunction which is still in force.

Outstanding judgments

17.6                           There is no outstanding judgment, order, decree, award or decision of a court, tribunal, arbitrator or other person in any jurisdiction against the Company or a person for whose acts or defaults the Company may be liable.

18.                                 COMPETITION

18.1                           The Company is not a party to any agreement, arrangement, transaction or practice which in any way restricts its freedom to carry on the whole or any part of its business solely as it sees fit or to use or exploit any of its assets in any part of the world in such manner solely as it sees fit except for licenses and agreements which are listed in or copies of which are attached to the Vendor Disclosure Letter.

18.2                           The Company is not and has not been directly or indirectly concerned in, a party to or aware of any agreement, arrangement, transaction or practice or pursued any course of conduct or done or omitted to do any act or thing which:

(a)                                  infringes the Competition Act 1998 or is capable of giving rise to an investigation by the Office of Fair Trading under the Competition Act 1998 or a reference to the Competition Commission under the Enterprise Act 2002;

(b)                                 is in breach of any provision of the Treaty of Rome, the Fair Trading Act 1973, the Consumer Credit Act 1974, the Trade Descriptions Act 1968, the Consumer Protection Act 1987, the Competition Act 1998, the Financial Services and Markets Act 2000, the Enterprise Act 2002 or any other competition, anti-restrictive, trade practice, anti-trust or consumer protection law or legislation applicable in the United Kingdom or any other jurisdiction in which the Company carries on (or intends to carry on) business or has assets or on which its activities may have an effect; or

(c)                                  is registrable, unenforceable or void or renders the Company or any of its officers or employees liable to administrative, civil or criminal proceedings, under any anti-trust, trade regulation or similar legislation in the United Kingdom or any other jurisdiction in which the Company carries on (or intends to carry on) business or has assets or on which its activities may have an effect.

19.                                 DEALINGS WITH THE VENDORS, DIRECTORS AND THEIR ASSOCIATES

19.1                           Except as expressly stated in the Vendor Disclosure Letter, there is not outstanding, and there has not at any time during the last 6 years been outstanding, any agreement, arrangement or understanding (whether legally binding or not) to which the Company is, or was, a party in which:

(a)                                  any of the Vendors or any of their respective Associates;

(b)                                 any person who at the time of such agreement, arrangement or understanding was beneficially interested in any of the Company’s shares or any Associate of any such person; or

(c)                                  any director, officer, employee or consultant or former director, officer, employee or consultant of the Company,

is or was interested, whether directly or indirectly.

19.2                           Neither the Vendor Warrantor nor the directors (excluding Glyn Tonge) of the Company or any of their respective Associates has any interest, direct or indirect, in any business which competes with that now carried on by the Company.

19.3                           The Company does not owe any money to and is not owed any money by any of the Vendors or the directors of the Company or any of their respective Associates other than Glyn Tonge or Vida.

20.                                 EMPLOYEES

20.1                           The Company has complied with all its contractual and other legal obligations to and in respect of employees.

20.2                           The Company has no agreements (formal or informal) with trades unions, works councils or other bodies (incorporated or unincorporated) representing employees.

20.3                           There are no employee representatives representing all or any of the employees of the Company.

20.4                           A schedule of the employees, consultants and officers of the Company is attached to the Vendor Disclosure Letter and the details therein are complete and accurate in all respects and such schedule gives full details of all remuneration and benefits of all employees and officers of the Company.

20.5                           Copies of the contracts under which consultants of the Company and the officers of the Company who are not employees (other than its auditors) are presently engaged by the Company are attached to the Vendor Disclosure Letter.

20.6                           All employees and consultants are bound by written agreements containing terms which prohibit them from divulging any Confidential Information.

20.7                           No employee or officer of the Company is entitled to more than 3 months’ notice to terminate his employment or engagement or to any compensation (other than statutory compensation) on termination of his employment or engagement.

20.8                           There are no amounts owing by any of the Company’s employees to the Company.

20.9                           No employee or officer or former employee or officer of the Company has notified the Company of any claim or grounds for a claim against the Company nor, so far as the Vendor Warrantor is aware, is there any likelihood of or grounds for such a claim being made.

20.10                     No current officer or employee of the Company has given or received notice terminating his employment or engagement or is under notice of dismissal or on maternity leave or long -term sick leave.

20.11                     The Company has not, in the last 2 years, made any acquisition to which the provisions of the Transfer of Undertakings (Protection of Employment) Regulations 1981 apply.

21.                                 PENSIONS

21.1                           With the exception of the Pension Scheme there are no, and have not since the date of incorporation of the Company been, any agreements, arrangements, customs or practices for, or for contribution towards, the provision of any relevant benefits (as defined in Section 612(1) ICTA with the omission of the exception in that definition) for any employee or officer or former employee or former officer of the Company, or for any spouse or dependant of any such person, nor has any proposal been announced to enter into or establish any such agreement, arrangement, custom or practice (other than for the provision of stakeholder pensions, if any).

21.2                           Full particulars of any agreements or arrangements for the provision of medical, sickness, permanent health or similar cover for employees or officers or former employees or former officers of the Company, or for any spouse or dependant of any such person, have been provided to the Purchaser and true and complete copies of all material documents relating to such agreements or arrangements are annexed to the Disclosure Letter with specific reference to this paragraph.

21.3                           Material documents describing the Pension Scheme have been provided to the Purchaser (and are annexed to the Disclosure Letter).

21.4                           Full particulars of the benefits and entitlements under the Pension Scheme (including any discretionary practices) and the contributions payable in respect of the Pension Scheme have been provided to the Purchaser and are set out in the Disclosure Letter with specific reference to this paragraph, and there is set out in the Disclosure Letter a statement of the basis on which the Company has undertaken to contribute (together with any obligation to increase any contribution rates) to the Pension Scheme and the rate and amount of the contributions in respect of each of the Employees who is a member of the Pension Scheme.

21.5                           The only benefits provided under the Pension Scheme are either money purchase benefits as defined by section 181(1) of the Pension Schemes Act 1993 or are fully insured.

21.6                           The Company has duly complied with all of its obligations under the Pension Scheme and all amounts due to be paid into the Pension Scheme have been paid when due.

21.7                           As far as the Vendor Warrantor is aware the Pension Scheme is approved as an exempt approved scheme (within the meaning of Chapter IV of Part XIV of ICTA) and as far as the Vendor Warrantor is aware there is no reason why such approval might be withdrawn.

21.8                           Membership data relating to the Pension Scheme that has been disclosed to the Purchaser is complete and accurate in all material respects and includes details of all employees of the Company who are members of the Pension Scheme, along with the eligibility criteria for the Pension Scheme.

21.9                           In respect of the Pension Scheme, there are no claims or actions (except routine claims for benefits) in progress, or so far as the Vendor Warrantor is aware pending, threatened or anticipated (other than routine claims for benefits).

21.10                     No assurance, promise or guarantee (whether oral or written) has been made or given to any individual who is a member of the Pension Scheme concerning the continued

participation by the Company in the Pension Scheme or of any alteration to or the exercise of any discretion relating to the Pension Scheme.

21.11                     The Company has complied with all of its obligations under the Welfare Reform and Pensions Act 1999 in relation to stakeholder pensions.

21.12                     All fees invoiced to, and payable by the Company to third parties in respect of the Pension Scheme and any stakeholder scheme have been paid.

21.13                     The Company has not since the date of its incorporation entered into any agreement which involved or may involve the Company (and no event has occurred which may involve the Company in the future) acquiring or disposing of any undertaking or part of one, in respect of which the TUPE Regulations applied or may apply.

22.                                 PROPERTY

22.1                           The Properties

(a)                                  The Properties comprises all of the premises and land leased or licensed to or occupied or otherwise used or controlled by the Company in connection with its business or otherwise or in respect of which the Company has any right, title or interest and the Company is not liable under a guarantee of any other party’s obligations in respect of any property.

(b)                                 There is no person in possession or occupation of any part of the Properties (whether adversely to the interest of the Company or otherwise) and the Company is entitled to and has exclusive vacant possession of the Properties.

(c)                                  The Company has not except as disclosed entered into, granted or otherwise been a party to any sub-leases, licences, assignations, collateral assurances, undertakings, concessions, deeds of variation, back or side letters or agreements, rent review memoranda, guarantee, surrender or agreement to surrender the Lease of the Properties.

(d)                                 The Company has not owned, leased or occupied any premises other than the Properties in connection with its business.

22.2                           Matters affecting the Properties

(a)                                  Leasehold Properties

(i)                                     There is no outstanding rent or other sums properly demanded under the Lease of the Properties and so far as the Vendor Warrantor is are aware the Lease of the Properties is in full force.

(ii)                                  So far as the Vendor Warrantor is aware, there are no outstanding disputes, claims or proceedings between the Company and the landlord under the Lease of the Properties (hereafter the “Landlord”) or any other party in relation to the Lease of the Properties or any part thereof nor are there any outstanding claims by the Landlord against the Company nor any disputes concerning the construction or effect of the Lease of the Properties.

(iii)                               (On Completion there will be no outstanding applications by the Company to the Landlord or any superior landlord.

(iv)                              So far as the Vendor Warrantor is aware, the Company has not received (and is not aware of) any notice, whether or not under threat of forfeiture, intimating or purporting to intimate or to require the remedy of any breach of any term or condition of the Lease of the Properties.

(v)                                 There are no rent reviews currently in progress and the Company has not agreed the level of any reviewed rent which has not been formally documented.

(b)                                 Disputes

(i)                                     So far as the Vendor Warrantor is aware, there are no disputes involving the Company concerning boundaries, party walls, servitudes, covenants or any other matters relating to the Properties or their use or occupation.

(c)                                  Planning and Building Matters

(i)                                     So far as the Vendor Warrantor is aware, neither the Company nor the Vendor Warrantor has received any notices, orders or proposals under the Town and Country Planning (Scotland) Act 1997, the Planning (Listed Buildings and Conservation Areas) (Scotland) Act 1997, the Planning (Hazardous Substances) (Scotland) Act 1997 or the Planning (Consequential Provisions) (Scotland) Act 1997 or any other public or local statutes or regulations or orders made thereunder (the “Planning Acts”) affecting any of the Properties.

(ii)                                  So far as the Vendor Warrantor is aware, there are no enforcement notices, stop notices or orders, resolutions or proposals for acquisition by compulsory purchase in respect of any of the Properties.

(d)                                 Statutory Requirements

(i)                                     There are no applications currently lodged by the Company with the relevant local authority for any repairs or improvement grants in respect of the Properties or any parts thereof.

(ii)                                  So far as the Vendor Warrantor is aware the Company has not received notice of any breach of any applicable statutory and by-law requirements with respect to the Properties, and in particular (but without limitation) with requirements as to the Public Health Acts, the Housing Acts, the Highway Acts, The Offices, Shops, and Railway Premises Act 1963, and the Factory Acts.

(e)                                  Condition of the Properties

(i)                                     There are no outstanding repair works contracted for by the Company in respect of any of the Properties or any parts thereof and so far as the Vendor Warrantor is aware there is no anticipated expenditure of any substantial sum of money in relation to the Properties.

(ii)                                  No items of a mechanical and electrical nature or items of plant and equipment situated upon or within the Properties or any part thereof are subject to any hire purchase, hire or other similar contract to which the Company is party.

(iii)                               The Company has not been notified of any proposals for any change in the rateable values of any parts of the Properties.

23.                                 ENVIRONMENT

23.1                           The Company has complied in all material respects with the Environmental Laws both in respect of its business as carried on from time to time and in respect of the Properties.

23.2                           The Company has incurred no liability as a result of any breach of any Environmental Laws which is attributable to its business or the ownership or use of any of the its assets nor, so far as the Vendor Warrantor is aware, are there any facts or circumstances in existence likely to give rise to such liability.

23.3                           The Company has taken all reasonable steps to prevent damage to the environment which could give rise to a claim from any other person in relation to its business or the Properties or render the Properties or the surrounding area unusable or subject to an order for decontamination or a similar procedure.

24.                                 INTELLECTUAL PROPERTY PRODUCT DEVELOPMENT AND CLINICAL MATTERS

24.1                           Details of all Company Intellectual Property registrations and applications (other than copyright and unregistered designs) are set out in the Vendor Disclosure Letter.

24.2                           Details of all licences granted to or by the Company in respect of any Company Intellectual Property are set out in the Vendor Disclosure Letter.

24.3                           In respect of Company Intellectual Property:

(a)                                  all granted patents owned by the Company are vested in the Company;

(b)                                 all licensed patents are not subject to any time limit or any other limitation or right of termination or restriction except as set by law or set forth in the licenses listed in the Vendor Disclosure Letter;

(c)                                  the Vendor Warrantor has no actual knowledge of any basis where the granted patents which have undergone strict examination would be unenforceable; and

(d)                                 the Vendor Warrantor has no actual knowledge of any third party opposition or of any challenge to a granted patent filed by a third party at a patent office or national court.

24.4                           A complete and accurate list of all material agreements pursuant to which the Company has granted or is obliged to grant any licence, sub-licence or assignment in respect of any Company Intellectual Property is contained in the Vendor Disclosure Letter and complete copies of all such material agreements have been delivered to the Purchaser prior to the date of this Agreement.

24.5                           Other than as required by the licenses listed in the Vendor Disclosure Letter or other contracts of Company or as necessary in connection with obtaining Approvals, the Company has not divulged and is not obliged to divulge any Confidential Information to any person, other than to its employees for the purpose of carrying on its business or to third parties who are obligated to maintain the confidentiality of such information.

24.6                           Neither the Company nor, so far as the Vendor Warrantor is aware, any party with which the Company has contracted, is in material breach or has materially breached of any licence, sub-licence or assignment granted to or by the Company in respect of any Intellectual Property.

24.7                           The Company is not at the date of this Agreement infringing nor has it at any time in the last 6 years infringed the rights of any other person in any Intellectual Property.

24.8                           So far as the Vendor Warrantor is aware, there is not at the date of this Agreement, nor has there been at any time during the last 6 years, any material unauthorised use or infringement by any person of any of the Company Intellectual Property or any Confidential Information.

24.9                           Any and all serious adverse events associated with clinical uses, studies, investigations or tests with the Compounds, so far as the Vendor Warrantor is aware, are set out in the Vendor Disclosure Letter.

24.10                     The Directors of the Company (other than Glyn Tonge as to whom no warranty is made) have no actual knowledge of any fact or matter that would adversely effect the commercial viability of Lax 101 or that the use of Lax 101 would render the Purchaser or the Company liable to a third party for patent infringement as a consequence of the Purchaser’s or the Company’s development, supply and/or sale, as may be appropriate, of Lax 101.

24.11                     So far as the Vendor Warrantor is aware data summaries provided to the Purchaser relating to Lax 101 relating to the pre-clinical and clinical studies of Lax 101 summarise all the underlying raw data with reasonable accuracy.

24.12                     The Vendor Warrantor has no knowledge of any information which would materially impact the ability of the Purchaser to obtain Regulatory Approval for a Product or which would materially impact the Company’s ability to obtain such Approval on a reasonable timescale.

24.13                     The Company has supplies of Lax 101 which are sufficient to supply existing named patients of the Company for 5 months from the date of this Agreement.

Employees/Consultants

24.14                     There are no outstanding or, so far as Vendor Warrantor is aware, threatened claims against the Company under any contract or under the provisions relating to employee compensation under the Patents Act 1977 and no employee is entitled to any award or compensation in respect thereof whether under the Patents Act 1977 or otherwise.

24.15                     All persons retained or employed by the Company who, in the course of their work for the Company have brought, will or might reasonably be expected to bring into existence Company Intellectual Property are individually bound by written agreements with the Company whereby all Company Intellectual Property which such persons bring or which may be brought into existence during their work for the Company vests (to the extent permissible by law) in the Company and all such agreements contain terms which prohibit such persons divulging any Confidential Information.

Patents

24.16                     In respect of any patent application made by the Company that is outstanding as of the date of Completion, so far as the Vendor Warrantor is aware, no material objection or challenge has been raised as to the proprietorship of such patent nor, so far as the Vendor Warrantor is aware, are there any circumstances which might reasonably lead to such an objection or challenge being raised.

Trademarks

24.17                     In respect of the trade marks (including unregistered trade marks and applications for registration) which form part of the Company Intellectual Property that are owned by Company, the Company has not been notified of any material opposition or objection to the registration of any trade mark or that the Registrar of Trade Marks considers the mark to be incapable of registration or, in the case of registered trade marks, of any proceedings in respect of rectification of the Register or similar action.

Trading name

24.18                     The Company does not use any corporate, business and trading name other than as set forth in the Vendor Disclosure Letter.

24.19                     The Company is not a party to any agreement or subject to any duty which restricts the free use or disclosure by the Company of any of the Confidential Information outside the ordinary course of business.

Data Protection Act

24.20                     The Company has, if required to do so under the Data Protection Act 1998, duly registered in respect of all relevant aspects of the business of the Company and has materially complied with the data protection provisions as set out in that Act.

25.                                 THE COMPANY’S, THE DIRECTORS’ AND THE VENDORS’ SOLVENCY

25.1                           The Company has been able to pay its debts from time to time as they fall due.

25.2                           No petition has been filed and no application or order has been made for the winding up of the Company or for the appointment of a liquidator or provisional liquidator of the Company.

25.3                           The Company has not at any time been a party to or subject to or applied for:

(a)                                  the sanctioning under section 425 of the Act of a compromise or arrangement between it and any such persons as are mentioned in that section or the making of any other compromise with its creditors;

(b)                                 the grant to it, by means of any contractual or informal rescue, work-out, debt re-scheduling or restructuring of any reduction, concession or indulgence (conditionally or otherwise) by any of its creditors with regard to their rights to recover or enforce payment of the debts presently or in future due by it to them;

(c)                                  crystallisation of any floating charge created by it or the occurrence of any event which causes, or with the giving of any notice or making of any demand would cause, such crystallisation;

(d)                                 the appointment of any receiver (including any administrative receiver, as defined by the Insolvency Act 1986) over all or any or any part of its property or assets;

(e)                                  an encumbrancer taking possession of, or otherwise enforcing his security over, all or any or any part of its property or assets;

(f)                                    the levying of any distress, execution, charging order, garnishee or other process over all or any or any part of its property or assets;

(g)                                 the failure by it to fully satisfy any judgment (monetary or otherwise) outstanding against it in circumstances in which the judgment creditor has a present right to execute or enforce such judgment;

(h)                                 the issue, filing or service of any petition, application, notice, advertisement, demand, proceedings, process, circular or communication, the convening of any meeting, or the taking of any steps, or the existence of any circumstances, which may lead to the occurrence of any of the foregoing events; or

(i)                                     the occurrence of any event under the laws of any jurisdiction, other than England and Wales, which is analogous to any of the foregoing events.

25.4                           None of the directors of the Company has had an interim order made under the Insolvency Act 1986, become bankrupt, made any composition or voluntary arrangement or entered into any deed of arrangement with his/her creditors or become subject to an administration order under section 12 of the County Courts Act 1984.

25.5                           None of the Vendors has had an interim order made under the Insolvency Act 1986, become bankrupt, made any composition or voluntary arrangement or entered into any deed of arrangement with its creditors or become subject to an administration order under section 12 of the County Courts Act 1984.

26.                                 TAXATION

26.1                           Provisions

(a)                                  Full provision or reserve has been made or reflected in the Accounts for all Taxation liable to be assessed on the Company and for all Taxation for which the Company may become accountable in respect of the period ended on the Accounting Date and the Accounts make proper provision for deferred Taxation in accordance with generally accepted accounting practice and Financial Reporting Standard 19 and nothing has occurred since the Accounting Date in respect of which the Company may suffer a liability to Taxation (other than as a result of income profits arising since the Accounting Date).

(b)                                 If all facts and circumstances which are now known to the Company or the Vendor Warrantor had been known at the time that the Accounts were drawn up, the provision for deferred Taxation that would be shown in the Accounts would be no greater than the provision which actually appears.

26.2                           Payment of Tax and Interest

The Company has duly and punctually paid all Taxation which it ought to have paid to the appropriate Tax Authority and the Company will before Completion pay all Taxation which is due to be paid before Completion and the Company is not nor has it so far as the Vendor Warrantor is aware in the last six years been liable to any penalty interest supplement fine default surcharge or other similar payment in connection with any Taxation.

26.3                           Returns

The Company has within the last six years duly and properly made given or delivered all information returns notices elections registrations accounts and computations which should have been made given or delivered for the purposes of any Taxation and none of them is the subject of any dispute with any Tax Authority and all such information returns notices elections registrations accounts and computations supplied to any Tax Authority for any purpose are and were when supplied full true and accurate and have been made on a consistent basis.

26.4                           Disputes and Audits

So far as the Vendor Warrantor is aware, there is no dispute with any Tax Authority in respect of the Company and there has been no such dispute nor any review audit investigation visit discovery or access order by any Tax Authority within the last three years.

26.5                           Employees and Directors

The Company has complied in all material respects with all reporting requirements and proper records have been maintained relating to all payments and benefits made or provided or treated as made or provided to its directors shadow directors employees and officers and its former directors shadow directors employees and officers.

26.6                           In respect of Pay As You Earn (“PAYE”) within the last six years:

(a)                                  the Company has properly operated the PAYE system deducting Taxation as required by law from all payments made or treated as made and benefits provided or treated as provided to its employees and former employees and has properly accounted to the appropriate Tax Authority for all amounts for which it has been required to account and has not agreed any dispensations with a Tax Authority in relation to PAYE;

(b)                                 no Tax Authority has conducted a PAYE audit on the Company nor so far as the Vendor Warrantor is aware has any Tax Authority notified the Company that any such audit will or might take place.

26.7                           The Company has within the last six years complied fully with all its obligations relating to national insurance contributions (both primary and secondary) and social security contributions and has duly and punctually paid (or deducted and accounted for) to the relevant Tax Authority all amounts of national insurance contributions and social security contributions which it ought to have paid (or for which it ought to have so accounted).

26.8                           Options

No options have been granted or have been agreed to be granted to any director employee former director or former employee on the exercise of which the Company could be required to pay or otherwise be liable to account for Taxation under PAYE or national insurance contributions.

26.9                           Representative Liability

The Company has not in the past six years paid or had demanded from it any Taxation for which it is liable in a representative capacity and the Vendor Warrantor knows of no reason why such a demand might be made.

26.10                     Secondary and Contractual Liabilities

So far as the Vendor Warrantor is aware the Company is not liable to pay or to reimburse or indemnify another person in respect of Taxation in consequence of the failure by any other person to discharge Taxation and the Company is not subject to any contractual liability to indemnify any person in respect of Taxation.

26.11                     Concessions and Arrangements

The amount of Taxation chargeable on the Company during any accounting period ending on or within three years before the date of this Agreement has not depended on any unpublished concessions or agreements or other formal or informal arrangements with any Tax Authority.

26.12                     Clearances

All clearances and consents from any Tax Authority that have been applied for by or which relate to the Company were obtained after full and accurate disclosure of all material facts and considerations and the transactions for which the clearance or consent was obtained have been carried into effect (if at all) only in accordance with the material terms of the application and the clearance or consent.

26.13                     Deductions

The Company has deducted or withheld all Taxation which it is or was required to deduct or withhold from any payments made by it and the Company has duly and punctually complied with all obligations to provide certificates of deduction in respect of such payments and to account for any such Taxation deducted or withheld to the appropriate Tax Authority.

26.14                     Residence

The Company:

(a)                                  is and always has been resident in the United Kingdom and is not and has never been resident for any purpose in any other country for the purposes of Taxation;

(b)                                 has no permanent establishment (as defined in any relevant double taxation convention) branch agency or place of business outside the United Kingdom; and

(c)                                  is not within the charge to or liable to be registered for Taxation of any nation country state or other political division other than its country of incorporation.

26.15                     Corporate Group

The Company is not and has never been a member of a group of companies as defined in Section 170 TCGA nor is it nor has it been a member of a group of companies or of a consortium for the purposes of Pt X Ch IV ICTA.

26.16                     Repayments of Share Capital, Put Options and Distributions

(a)                                  The Company has not any time since its incorporation repaid redeemed or repurchased or agreed to repay redeem or repurchase or granted an option under which it may become liable to purchase any shares nor has the Company after that date capitalised or agreed to capitalise in the form of shares or debentures any profits or reserves or otherwise issued or agreed to issue any share capital other than for the receipt of new consideration (within the meaning of Part VI ICTA).

(b)                                 No distribution within the meaning of sections 209, 210 and 211 ICTA has been made by the Company since its incorporation except as provided for in its audited accounts and the Company is not bound to make any such distribution.

26.17                     Reconstructions, etc.

The Company has at no time within the last six years:

(a)                                  been engaged in or been a party to any of the transactions set out in sections 213 to 218 inclusive ICTA nor has it made or received a chargeable payment as defined in section 218(1) ICTA; or

(b)                                 been a party to or involved in any transaction falling within (or which would but for section 137 TCGA have fallen within) any of sections 126-139 of TCGA (reorganisations share exchanges and reconstructions).

26.18                     Disallowance of Trading Losses and Advance Corporation Tax Carry Forward

No change of ownership of the Company has taken place in circumstances such that any of sections 768 to 768D ICTA (change in ownership of company: disallowance of trading losses etc) has or may be applied to deny relief for a loss or losses incurred by the Company and within the period of three years ending with the date of this Agreement there has been no major change in the nature or conduct of any trade or business (as defined in section 768 ICTA) carried on by the Company and the scale of activities of a trade carried on by the Company have not at any time become small or negligible.

26.19                     Transactions Between Connected Persons

No allowable loss has accrued to the Company to which section 18(3) TCGA will apply.

26.20                     Non-Resident Landlords

The Company’s landlord in the case of any leasehold Property is resident in the UK for UK tax purposes or if it is not the Company has received authority from the relevant Taxation Authority to pay its rents and service charges to such landlord gross (and any such authority is referred to in and attached to the Disclosure Letter).

26.21                     Deemed Disposals

The execution or completion of this Agreement or any other event since the Accounting Date will not result in any profit or gain being deemed to accrue to the Company for Taxation purposes.

26.22                     Capital Losses

The Company has no capital losses the set-off of which is or may be restricted by section 177A and Schedule 7A TCGA.

26.23                     Close Company

The Company is and has since incorporation been a close company as defined in section 414 ICTA and is not and has at no time been a close investment holding company as defined in section 13A ICTA.  No distribution within section 418 ICTA has been made or agreed to be made by the Company and no loans or payments within section 419 420 or 422 ICTA have been made or agreed to be made by the Company since incorporation.

26.24                     Acquisition Costs

The book value shown in or adopted for the purpose of the Accounts as the value of each of the assets of the Company on the disposal of which a chargeable gain or allowable loss could arise or in the case of any asset acquired by the Company since the Accounting Date an amount equal to the consideration given upon the acquisition of that asset does not exceed the amount which on a disposal of such asset at the date of this Agreement would be deductible under section 38 TCGA.

26.25                     Records

The Company has all records and documents which it is obliged to hold preserve and retain pursuant to any Taxation Statute and has sufficient records relating to past events to calculate accurately the liability to Taxation of the Company or its entitlement to any relief allowance or deduction including any deduction which would arise on the disposal or realisation at Completion of all assets owned by the Company at that date.

26.26                     Arm’s Length and Transfer Pricing

All transactions carried out by the Company or arrangements in which it has been engaged have been entered into and carried out on an arm’s length basis and the Company’s liability to any Tax will not fall to be calculated or adjusted in accordance with Schedule 28AA ICTA.

26.27                     Inland Revenue Charge

So far as the Vendor Warrantor is aware there is no unsatisfied liability to inheritance tax attached to or attributable to the Company Shares or any asset of the Company and none of them is subject to an Inland Revenue charge as mentioned in section 237 and 238 ITA.

26.28                     Power of Sale Mortgage or Charge

So far as the Vendor Warrantor is aware neither the Company Shares nor any asset owned by the Company is liable to be subject to any sale mortgage or charge by virtue of section 212 ITA.

26.29                     VAT Registration

The Company is a taxable person duly registered for the purposes of VAT with VAT registration number 717145641 and has complied with all statutory provisions and regulations relating to VAT and has duly and punctually paid to the relevant Tax Authority all amounts of VAT which it ought to have paid.

26.30                     Taxable Supplies and Input Tax Credit

All supplies made by the Company in the course of its trade are taxable supplies and the Company recovers in full all input tax incurred by it.

26.31                     VAT Groups

The Company is not and has never been for VAT purposes a member of any group of companies and no application has been made by the Company to be so treated.

26.32                     Transactions between Connected Persons

No direction has been made by HM Customs & Excise under paragraph 1 of Schedule 6 VATA.

26.33                     VAT and Properties

The Company (or a relevant associate for the purposes of paragraph 3(7) of Schedule 10 VATA) has exercised the election to waive exemption from VAT (pursuant to paragraph 2 of Schedule 10 VATA) only in respect of those Properties listed (as having been the subject of such an election) in the Disclosure Letter and:

(a)                                  all things necessary for the election to have effect have been done and in particular any notification and information required by paragraph 3(6) of Schedule 10 VATA has been given and any permission required by paragraph 3(9) of Schedule 10 VATA has been properly obtained;

(b)                                 a copy of the notification and of any permission obtained from HM Customs & Excise in connection with the election is included in the Disclosure Letter;

(c)                                  no election has or will be disapplied or rendered ineffective by virtue of the application of the provisions of paragraph 2 (3AA) of Schedule 10 VATA;

(d)                                 the Company has not agreed to refrain from making an election in relation to any of the Properties; and

(e)                                  no landlord or licensor to the Company is charging VAT on any supplies to the Company by virtue of any election other than as specified in the Disclosure Letter.

26.34                     Capital Goods Scheme

The Company does not own and has not at any time within the past two years owned any assets which are or were capital items subject to actual or potential adjustment under the Capital Goods Scheme under Part XV of the VAT Regulations 1995.

26.35                     High Value Dealer

The Company has not registered with HM Customs & Excise (or any successor authority) as a High Value Dealer (receiving €15,000 in cash for the sale of goods) for the purposes of the Money Laundering Regulations and has never been liable to be so registered, and has not registered nor become liable to so register any agent.

26.36                     Special VAT Arrangements

Full details of any special or non-statutory arrangements in relation to VAT or any special method of accounting (including without limitation partial exemption) in relation to VAT agreed by the Company with any relevant Tax Authority are set out in the Disclosure Letter and the Company has at all times complied fully with such arrangements and methods of accounting.

26.37                     Stamp Duty

All documents to which the Company is a party or which form part of the Company’s title to any asset owned or possessed by it or which the Company may need to enforce or produce in evidence have been duly stamped (and all applicable stamp duties and related interest and penalties duly accounted for and paid) and (where appropriate) adjudicated and no document is held outside the United Kingdom on behalf of the Company which if brought into the United Kingdom would be liable to stamp duty.

26.38                     Stamp Duty Reserve Tax

The Company has no nor will it prior to Completion incur any liability to pay stamp duty reserve tax.

26.39                     Stamp Duty Land Tax

(a)                                  The Company has not entered into any contract for or any option to enter into or a right of pre-emption relating to a land transaction (within the meaning of section 43 FA 2003) since 10 July 2003;

(b)                                 the Disclosure Letter sets out with specific reference to this paragraph details of all contracts for a land transaction (within the meaning of section 43 FA

2003) which have been entered into by the Company (whether before on or after 11 July 2003) but which have not completed within the meaning of section 44(3) FA 2003 including without limitation details of the parties the land which is the subject matter of the contract the date of the contract whether the contract has been substantially performed within the meaning of section 44(4) FA 2003 and the amount of any consideration paid and payable;

(c)                                  none of the land owned by the Company is wholly or partly situated in a disadvantaged area for the purposes of Part 1 Schedule 6 FA 2003;

(d)                                 the Company has not been a party to any transaction or been involved with any arrangement for which relief has been or will be claimed pursuant to the provisions of Schedule 7 to FA 2003 (SDLT group relief);

(e)                                  no notice has been served on the Company pursuant to paragraph 6 or paragraph 13 of Schedule 7 FA 2003; and

(f)                                    there are no circumstances in existence on or before the date of this Agreement which may require the Company to file any land transaction return to the Inland Revenue or to amend any land transaction return previously delivered to the Inland Revenue for the purposes of stamp duty land tax.

27.                                 US SECURITIES ACT

27.1                           Each Vendor is, and at all times relevant to the Purchaser’s offer to sell the Consideration Shares was, an “accredited investor” as defined under Rule 501 of Regulation D promulgated under the Securities Act.

27.2                           Each Vendor is and will be acquiring the Consideration Shares for such Vendor’s own account, for investment, and not with a view to any resale or distribution of the Consideration Shares in whole or in part, in violation of the Securities Act or any applicable securities laws.

27.3                           The offer and sale of the Consideration Shares is intended to be exempt from registration under the Securities Act by virtue of Section 4(2) promulgated thereunder. Each Vendor understands that the Consideration Shares purchased hereunder have not been registered under the Securities Act and that none of the Consideration Shares can be sold or transferred unless they are first registered under the Securities Act and such state and other securities laws as may be applicable or, in the opinion of counsel for the Purchaser, an exemption from registration under the Securities Act is available (and then the Consideration Shares may be sold or transferred only in compliance with such exemption and all applicable state and other securities laws to the reasonable satisfaction of counsel for the Purchaser). None of the Vendors will sell any of the Consideration Shares in breach of this Warranty 27.3.

27.4                           Each Vendor (i) is capable of evaluating the risks and merits of an investment in the Purchaser by virtue of its experience as an investor and its knowledge, experience, and sophistication in financial and business matters, (ii) recognises that such Vendor’s investment in the Purchaser involves a high degree of risk and (iii) is capable of bearing the entire loss of its investment in the Consideration Shares.

27.5                           None of the Vendors has any agreement or arrangement with any party for the sale or disposition of the Consideration Shares to be purchased pursuant to this Agreement.

SCHEDULE 6 - REGISTRATION RIGHTS

1.1           Registration of Initial Shares.

The Purchaser will use reasonable commercial efforts to file a Registration Statement on Form F-3 (to the extent available) or Form F-1 (the “Initial Registration Statement”) in respect of the Initial Consideration Shares and Specified Further Consideration Shares (defined below) as of the earlier of (i) Purchaser’s filing of any registration statement with the Commission after the date of the Agreement or (ii) within 60 days of Completion and to cause such Initial Registration Statement to become effective as soon as possible thereafter.  “Specified Further Consideration Shares” means such number of Further Consideration Shares as is determined under this Clause 1.1.  The Purchaser shall use commercially reasonable efforts to maintain the Initial Registration Statement in effect through March 30, 2006.  The number of Specified Further Consideration Shares registered on the Initial Registration Statement shall be equal to the quotient determined by dividing (i) the US dollar equivalent of £7.5 million as of the business day immediately preceding the filing date of the Initial Registration Statement based on the noon buying rate for pounds sterling (expressed in US dollars per pound sterling) as of such preceding business day announced by the Federal Reserve Bank of New York, by (ii) the average of the high and low sales prices of the Purchaser’s ADSs as reported in the National Association of Securities Dealers Automatic Quotation System on the trading day immediately preceding the filing date of the Initial Registration Statement.

1.2 Future Registrations of Further Consideration Shares.  This Clause 1.2 shall cover circumstances involving resales of Further Consideration Shares after the Initial Registration Statement has ceased to be in effect. The following definitions apply to this Clause 1.2:

(i) The terms “register,” “registered,” “registration statement” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement, to enable the Registrable Securities to be resold in accordance with Section 5 of the Securities Act.

(ii) The term “Registrable Securities” means: (i) the Initial Consideration Shares; (ii) the First European Approval Shares; (iii) the First American Approval Shares; (iv) the Second European Approval Shares; (v) the Second American Approval Shares; and (vi) any Ordinary Shares of the Purchaser issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the securities described in the immediately preceding clauses (i) through (v), in each case whether such shares are held as Ordinary Shares or ADSs, as the case may be.

(iii) The term “Holder” means any person owning beneficially (including the Vendor Warrantor’s interest in Consideration Shares subject to the Escrow Agreement) or of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act.

(b)  Fast Track Registration Statements.  Where a New Drug Application in respect of a Product is accepted in writing by a relevant Regulatory Authority and such New Drug Application has been granted fast track status, the Purchaser will use reasonable commercial efforts to file a Registration Statement on Form F-3 (to the extent available) or Form F-1 in respect of any Further Consideration Shares (other than Specified Further Consideration Shares to the extent the Initial Registration Statement is effective at such time) that may potentially be issued in connection with any Approval that may be granted in respect of such New Drug Application (a “Fast Track Registration Statement”) within 90 days of the date on which the relevant New Drug Application is accepted in writing by the relevant Regulatory Authority (the “Acceptance Date”) and to cause such Fast Track Registration Statement to become effective. If an Approval is not granted in respect of such Product prior to the first anniversary of the Acceptance Date, the Purchaser’s obligation to keep the relevant Fast Track Registration Statement effective shall cease. In the event that an Approval is subsequently granted in respect of such Product the Purchaser will use reasonable commercial efforts to file a Registration Statement on Form F-3 (to the extent available) or Form F-1 in respect of the relevant Further Consideration Shares within 60 days of the date on which the relevant Vendor Response Notice is received and to cause such Registration Statement to become effective as soon as possible thereafter.

(c) Non-Fast Track Registration Statements.  Where a New Drug Application in respect of a Product is accepted in writing by a relevant Regulatory Authority and such New Drug Application has not been granted fast track status, the Purchaser will use reasonable commercial efforts to file a Registration Statement on Form F-3 (to the extent available) or Form F-1 in respect of any Further Consideration Shares (other than the Specified Further Consideration Shares to the extent the Initial Registration Statement is effective at such time) that may potentially be issued in connection with any Approval that may be granted in respect of such New Drug Application (a “Non-Fast Track Registration Statement”) within 270 days of the date on which the relevant New Drug Application is accepted in writing by the relevant Regulatory Authority (the “Acceptance Date”) and to cause such Non-Fast Track Registration Statement to become effective. If an Approval is not granted in respect of such Product prior to the date which is 545 days after the Acceptance Date, the Purchaser’s obligation to keep the relevant Non-Fast Track Registration Statement effective shall cease. In the event that an Approval is subsequently granted in respect of such Product the Purchaser will use reasonable commercial efforts to file a Registration Statement on Form F-3 (to the extent available) or Form F-1 in respect of the relevant Further Consideration Shares within 60 days of the date on which the relevant Vendor Response Notice is received and to cause such Registration Statement to become effective as soon as possible thereafter.

(d) In connection with the Initial Registration Statement and each Fast Track Registration Statement and Non-Fast Track Registration Statement (collectively, the “Registration Statements”), the Purchaser will:

(i)  promptly give written notice to the Holders of the proposed registration and any related qualification or compliance;

(ii)  pay all expenses incurred in connection with the registration pursuant to this Schedule 6, including federal and blue sky registration, filing and qualification fees, printers’ and accounting fees, and fees and disbursements of counsel to the Purchaser, but excluding underwriters’ or brokers’ discounts and commissions relating to shares sold by the Holders and fees and disbursements of counsel to the Holders; provided that if a Holder engages in the sale of Registrable Securities pursuant to an underwritten public offering effected at their demand, the Purchaser shall not pay any additional expenses attributable to such underwriting, and will only be required to pay such expenses that it would otherwise have paid under this Clause (d) had the sale not been effected through an underwritten public offering; and

(iii)  The Purchaser shall use commercially reasonable efforts to maintain the effectiveness of a Registration Statement filed under this Schedule 6 until the earlier of: (a) the date on which all of the Registrable Securities have been sold; and (b) the first anniversary of the effective date of such Registration Statement or, in the case of the Initial Registration Statement, the period specified in Clause 1.1 of this Schedule 6.

(f)            Purchaser Obligations. In connection with each Registration Statement filed pursuant to Clause 1.1 1.2(b) or 1.2(c) of this Schedule 6, the Purchaser shall, as expeditiously as reasonably possible:

(i)            Prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all shares covered by such Registration Statement;

(ii)           Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration;

(iii)          Use commercially reasonable efforts to register and qualify the Registrable Securities covered by such Registration Statement under such other Commission or Blue Sky laws of such jurisdictions (up to a maximum of ten such jurisdictions) as shall be reasonably requested by the Holders, provided that the Purchaser shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions; and

(iv)          Notify each Holder of Registrable Securities covered by such Registration Statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

(g)           Furnish Information.  It shall be a condition precedent to the obligations of the Purchaser to take any action pursuant to Clauses 1.1 and 1.2 of this Schedule 6 that the selling Holders shall furnish to the Purchaser such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such Registrable Securities as shall be reasonably requested by the Purchaser to timely effect the registration of their Registrable Securities.

(h)           Piggy-Back Registration.  If at any time the Purchaser proposes to file a Registration Statement under the Securities Act with respect to an offering by the Purchaser for its own account or for the account of any of its respective security holders (other than (x) a Registration Statement on any form inappropriate for an underwritten public offering or related solely to securities to be issued in a merger, acquisition of the stock or assets of another entity or in a similar transaction, or (y) a Registration Statement pursuant to Clauses 1.1, 1.2(b) or 1.2(c) of this Schedule 6), then the Purchaser shall give written notice of such proposed filing to the Holders as soon as practicable, and such notice shall offer such Holders the opportunity to register such number of Registrable Securities as each such Holder may request in writing within ten business days after receiving such notice (which request shall specify the number of shares intended to be disposed of by such Holder and shall also state the firm intent of the

Holder to offer Registrable Securities for sale) (a “Piggy-Back Registration”).  The Purchaser shall use reasonable efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Purchaser or any other security holder included therein and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method of distribution thereof.  The Purchaser may withdraw a Piggy-Back Registration at any time prior to the time it becomes effective.  The Purchaser shall only be required to effect one Piggy-Back Registration pursuant to this Clause 1.2(h) and shall not be required to effect a Piggy-Back Registration with respect to any securities of a Holder that are eligible for sale pursuant to Rule 144 under the Securities Act.

Notwithstanding anything contained herein, if the managing underwriter or underwriters of any underwritten offering described in this Clause 1.2(h) have informed, in writing, the Holders requesting inclusion in such offering that it is their opinion that the total number of shares which the Purchaser, Holders and any other persons holding securities of the same class as the Registrable Securities desiring to participate in such registration intend to include in such offering is such as to adversely affect the success of such offering, then, the Purchaser will include in such registration (A) first, all the shares the Purchaser offered for its own account, if any, (B) then, if additional shares may be included in such registration without adversely affecting the success of such offering, the shares offered by the holders of securities as a result of their exercise of “demand” registration rights by such holders, if any, and (C) then, if additional shares may be included in such registration without adversely affecting the success of such offering, the number of shares offered by the Holders, on a pro rata basis in proportion to the relative number of Registrable Securities of the holders (including the Holders) participating in such registration.  If such reduction would, in the judgment of the managing underwriter or underwriters, be insufficient to substantially eliminate the adverse effect that inclusion of the Registrable Securities requested to be included would have on such offering, such Registrable Securities will be entirely excluded from such offering.

The Holders included in any Piggy-Back Registration shall pay all expenses relating to shares sold by such Holders, including underwriters’ or brokers’ discounts and commissions, and federal and blue sky registration, filing and qualification fees, in each case to the extent relating to such shares.

(i)            Indemnification.

(A) To the extent permitted by law, the Purchaser will indemnify and hold harmless each Holder and each person, if any, who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”): (x) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; or (y) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; provided, however, that the indemnity agreement contained in this Clause 1.2(i)(A) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Purchaser (which consent shall not be unreasonably withheld), nor shall the Purchaser be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder or controlling person of such Holder (“Holder Provided Information”).

(B) To the extent permitted by law, each selling Holder will in respect of itself and not in respect of any other party severally indemnify and hold harmless the Purchaser, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Purchaser within the meaning of the Securities Act, any underwriter and any other Holder selling Securities under such registration statement or any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Purchaser or any such officer or director, controlling person, underwriter or other such Holder or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with Holder Provided Information which the Purchaser has expressly stated to be subject to this indemnity; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Purchaser or any such officer or director, controlling person, underwriter or other Holder or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action: provided, however, that the indemnity agreement contained in this Clause 1.2(i)(B) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld.

(C) Promptly after receipt by an indemnified party of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Clause, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defence thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, to the extent that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of liability, except to the extent the indemnifying party is prejudiced as a result thereof.

(D) If the indemnification provided for above is unavailable to an indemnified party in respect of any losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities, in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other in connection with the statements or omissions or violations that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative fault of the indemnifying party and the indemnified parties shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Purchaser and each selling Holder agree that it would not be just and equitable if contribution pursuant to this Clause 1.2(i)(D) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph.  The amount paid or payable to an indemnified party as a result of losses, claims, damages and liabilities or actions in respect thereof referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Clause 1.2(i)(D), no selling Holder shall be required to contribute any amount in excess of the net proceeds from the sale of the selling Holder’s Registrable Securities pursuant to such registration statement. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(E) No indemnifying party shall be liable for any incidental, consequential, indirect, special or punitive damages or for lost profits of any kind or nature whatsoever, whether or not foreseeable, whether such liability is based on contract, tort, negligence or any other theory, even if apprised of the possibility of such liability.

(j)            Notwithstanding the foregoing provisions of Clauses 1.1 or 1.2, of this Schedule 6, the Purchaser shall not be required to take any action with respect to the registration or the declaration of effectiveness of any Registration Statement under Clause 1.2 of this Schedule 6 following written notice to the Holders from the Purchaser (a “Suspension Notice”) of the existence of any state of facts or the happening of any event (including pending negotiations relating to, or the consummation of, a transaction) or the occurrence of any event that the Board of Directors of the Purchaser believes, in good faith, requires additional disclosure of material, non-public information by the Purchaser in the registration statement that the Board of Directors believes in good faith it has a bona fide business purpose for preserving confidentiality or that renders the Purchaser unable to comply with the published rules and regulations of the Commission promulgated under the Securities Act or the Exchange Act, as in effect at any relevant time (the “Rules and Regulations”) that would result in (1) the registration statement, any amendment or post-effective amendment thereto, or any document incorporated therein by reference containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (2) the prospectus issued under the registration statement, any prospectus supplement, or any document incorporated therein by reference including an untrue statement of material fact or omitting to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that the Purchaser (1) shall not issue a Suspension Notice more than once in any six-month period, (2) shall use commercially reasonable efforts to remedy, as promptly as practicable, but in any event within sixty (60) days of the date on which the Suspension Notice was delivered, the circumstances that gave rise to the Suspension Notice and deliver to the Holders notification that the Suspension Notice is no longer in effect and (3) shall not issue a Suspension Notice for any period during which the Purchaser and the Purchaser’s executive officers, directors, and affiliates of such executive officers or directors are not similarly restrained from disposing of Ordinary Shares or American Depositary Shares representing Ordinary Shares of the Purchaser.  Upon receipt of a Suspension Notice from the Purchaser, all time limits applicable to the Holders and the Purchaser under Clauses 1.1 and 1.2 of this Schedule 6 shall automatically be extended by an amount of time equal to the amount of time the Suspension Notice is in effect, the Holders will forthwith discontinue disposition of all such shares pursuant to the registration statement until receipt from the Purchaser of copies of prospectus supplements or amendments prepared by or on behalf of the Purchaser (which the

Purchaser shall prepare with reasonable promptness), together with a notification that the Suspension Notice is no longer in effect, and if so directed by the Purchaser, the Holders will deliver to the Purchaser all copies in their possession of the prospectus covering such shares current at the time of receipt of any Suspension Notice.

SCHEDULE 7 - LIMITATIONS ON VENDOR WARRANTOR’S LIABILITIES

1.                                       The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one shortfall, damage, deficiency, breach or other set of circumstances which gives rise to one or more claims.

2.                                       If the Vendor Warrantor pays to the Purchaser an amount in discharge of a claim for breach of a Vendor Warranty or for a breach of a Tax Warranty or for a breach of any other provision of this Agreement and the Purchaser or the Company subsequently recovers (whether by payment, discount, credit, relief or otherwise) from a third party (including any Tax Authority) a sum which is referable to the matter giving rise to the claim or the claim of a breach of the Agreement other than a claim, the Purchaser shall (or, as appropriate, shall procure that the Company shall) forthwith repay to the Vendor Warrantor:

(a)                                  an amount equal to the sum recovered from the third party (or the value of the relief obtained, calculated by reference to the amount saved) less (i) any reasonable out-of-pocket costs and expenses incurred by the Purchaser or the Company in recovering the same and (ii) any tax suffered on the receipt; or

(b)                                 if the figure resulting under paragraph (a) above is greater than the amount paid by the Vendor Warrantor to the Purchaser in respect of the relevant claim or other claim of a breach of the Agreement or the aggregate payments previously made by the Vendors in respect of all claims or other claims of breach of the Agreement, such lesser amount as shall have been so paid by the Vendor Warrantor.

3.                                       The Vendor Warrantor shall not be liable for any claim which would not have arisen but for an act, omission or transaction carried out before Completion at the request of, or with the prior written consent of, the Purchaser.

4.                                       The Vendor Warrantor shall not be liable for any claim which would not have arisen but for an act, omission or transaction carried out after the date of Completion by the Purchaser or the Company otherwise than in the ordinary and usual course of business of the Company as carried on up to Completion.

5.                                       The Vendor Warrantor shall not be liable for any claim in respect of any fact, matter, event or circumstances to the extent that:

(a)                                  such fact, matter, event or circumstance has been fairly disclosed in this Agreement, the Vendor Disclosure Letter; or

(b)                                 a specific allowance, provision or reserve has been expressly made for such fact, matter, event or circumstance in the Company Accounts or to the extent that such matter was specifically referred to in the notes to such Company Accounts.

6.                                       The Vendor Warrantor shall not be liable for any claim to the extent that such claim arises or, such claim otherwise having arisen, is increased as a result of any change made after Completion in any accounting or Tax policies or practice, or the length of any accounting period for Tax purposes, of the Company, the Purchaser or any other company in the same group of companies as the Company or the Purchaser.

7.                                       If any claim shall arise by reason of some liability which at the time that the claim is notified to the Vendor Warrantor is contingent only or otherwise not capable of being quantified, the Vendor Warrantor shall not be under any obligation to make any payment to the Purchaser in respect of such claim until such time as the contingent liability becomes an actual liability and is due and payable, as the case may be.  However, the Purchaser shall not be prevented from recovering in respect of the claim if the contingent liability becomes an actual liability outside the 15 month period referred to in Clause 11.25(c).

8.                                       A breach of Vendor Warranty which is capable of remedy shall not entitle the Purchaser to compensation unless the Vendor Warrantor is given written notice of such breach and such breach is not remedied within 30 days after the date on which such notice is served on the Vendor Warrantor.

SIGNED by for and on behalf of BELSAY LIMITED

SIGNED by for and on behalf of NOBLE GROSSART INVESTMENTS LIMITED

SIGNED by for and on behalf of VIDA CAPITAL PARTNERS LIMITED

SIGNED by for and on behalf of AMARIN CORPORATION PLC